AMERICAN ORIENTAL BIOENGINEERING, INC.
1 Liangshuihe First Ave.
Beijing E-Town Economic and Technology Development Area, E-Town
Beijing 100176, People’s Republic of China

February 5, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	American Oriental Bioengineering, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 001-32569

Dear Mr. Rosenberg:

We are responding to your letter dated January 22, 2010 (Staff’s Letter”) in response to our letter to you of December 9, 2009 in regards to American Oriental Bioengineering, Inc. (“Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11, Executive Compensation, page 49

1.
In response to prior comment 4, you state that although you used an executive compensation review report prepared by Frederic W. Cook & Co., Inc. dated March 6, 2007 in connection with the 2007 NE0 compensation, the report was not used as a benchmark for determining the 2008 or 2009 compensation levels. Based on your response it appears that you did not benchmark 2009 compensation. Please confirm that in your Form 10-K for your fiscal year ended December 31, 2009 you will clarify in your disclosure that you did not benchmark your compensation. In addition, please confirm that your discussion will clarify that your Compensation Committee did not take into account compensation data and benchmarks for comparable positions and companies and that you did not try to set executives' base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies.

Answer:  The Company hereby confirms that its Form 10-K for the fiscal year ended December 31, 2009 (“2009 10-K”) will clarify that (i) the Company did not benchmark the compensation paid to its executives and (ii) the Compensation Committee did not take into account compensation data and benchmarks for comparable positions and companies nor did it  try to set executives' base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies.

Annual Cash Incentive Bonuses, page 50

2.
We have reviewed Annex 6 and your response to prior comment 6. Please expand your draft disclosure for your Form 10-K for your fiscal year ended December 31, 2009 in Annex 6 to describe what the "First Call consensus of the Company's net income for the year" is and how it is determined. Please also confirm that is the only financial performance goal which you set for 2009.

Answer: Please see attached revised Annex 6.

Securities and Exchange Commission
File No. 001-32569
February 5, 2010

Notes to Consolidated Financial Statements
Note 4 – Restatement of Consolidated Financial Statements, page F-15

3.	Please revise your disclosure to clarify that you reversed the original foreign currency translation adjustment recorded in Other Comprehensive Income to correct the error.

Answer:  The following  disclosure will be added to Note 4:

“The Company identified errors in the recording of a deferred tax liability in its foreign subsidiaries’ post-2007 undistributed earnings. The errors were identified after the Company re-examined applicable tax laws and accounting standards. Since the Company has asserted permanent reinvestment of its foreign subsidiaries’ undistributed earnings, no deferred tax liability should have been recorded for any outside basis differences and related translation adjustments. The original accounting entry was a credit to Deferred Tax Liability and a debit to Other Comprehensive Income recorded at the end of 2008 for the foreign currency translation adjustment during 2008. Since the foreign currency translation adjustment is a component of Other Comprehensive Income, we basically reversed the original entry to correct the error.”

Note 20 – Income Tax

(a) Corporation Income Tax (“CIT”), page F-30

4.
Consistent with your response to prior comment 14 please revise your disclosure to clarify that you have no temporary differences or unrecognized deferred tax liabilities related to investments in foreign subsidiaries.

Answer:  The following disclosure will be added to Note 20:

“Since the Company decided to reinvest the earnings from foreign subsidiaries indefinitely, we have no temporary differences or unrecognized deferred tax liabilities related to investments in foreign subsidiaries.”

Item 15. Exhibits, Financial Statement Schedules

5.	Please revise Schedule II to show the activity in the allowance accounts for each year an income statement is presented.

Answer:  We propose to include the disclosure set forth in Revised Annex 17 attached hereto in the amendment to the 10-K that the Company intends to file after all of the responses to the Staff’s Letter have been resolved (“New 10-K/A”).

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Securities and Exchange Commission
File No. 001-32569
February 5, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 5 – Other Information, page 32

6.
We have reviewed your response to prior comment 19. Please note that we will not be in a position to clear this comment until you filed copies of your 2009 employment agreements each of Tony Liu, Yanchun Li, Jun Min, Binsheng Li and Wilfred Chow.

Answer:  The Company plans to file the attached new 2009 employment agreements in the New 10K/A.

General

7.	As previously requested, please provide, in your letter, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Answer: The Company hereby confirms that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Yanchun Li Yanchun Li Chief Financial Officer American Oriental Bioengineering, Inc.

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ANNEX 6

Cash Bonus Payments

The cash bonus is determined by the Company’s compensation committee and is performance based. The performance target is based upon the First Call consensus (web-based investment research and analytical tool) of the Company’s net income for the year. First Call combines a company’s own data with real-time institutional content from Thomson Financial and relevant third parties (including current and historical data on broker recommendations, insider transactions, financial ratios, and earnings estimates).  The net income consensus for the 2009 for the Company was $64 million at the time when the cash bonus payment schedule was set. If the target is met then the executives will receive their bonus. Since the Company [met] its target net income, the executives will receive the below bonuses:

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Description	Balance at December 31, 2005	Additions		Deductions	Balance at December 31, 2006	Additions		Deductions	Balance at December 31, 2007	Additions		Deductions	Balance at December 31, 2008
		(1) charge to costs and expenses	(2) Charged to other accounts			(1) charge to costs and expenses	(2) Charged to other accounts			(1) charge to costs and expenses	(2) Charged to other accounts
Allowance for doubtful accounts	$266,248			$226,472	$39,776	$262,494			$302,270			$75,940	$226,330
Allowance for inventories	$842,112			$226,560	$615,552			$378,125	$237,427			$69,998	$167,429

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EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of this 9th day of April, 2009,  (the “Effective Date”), between American Oriental Bioengineering, Inc., a Nevada corporation with its principal place of business located at Great International Exchange Square,  25/F Mid Section, 1 Fuhua Rd., Futian District, Shenzhen, Guangdong, PRC 518034 (the “Company”), and Binsheng Li, residing at Nangang District, Harbin, China (the “Executive”).

WHEREAS, the business of the Company and its affiliates consists of the development and production of bioengineered products and traditional Chinese medicinal products that combine modern biotechnology and traditional Chinese medical technology, and activities incidental thereto (the “Business”);

WHEREAS, the Company has expended considerable time, effort and resources in the development of certain Confidential Information, as defined in paragraph 10 herein below, which must be maintained as confidential in order to ensure the success of the Business;

WHEREAS, prior to the Effective Date, the Executive has been employed by the Company in the position of, and has been performing the services required of, Director and Chief Accounting Officer of the Company;

WHEREAS, the Executive and the Company desire to memorialize the terms and conditions of the Executive’s employment by the Company in the position of  Director and Chief Accounting Officer; and

WHEREAS, the Executive has had, prior to the Effective Date, and will continue to have, as of the Effective Date, access to such Confidential Information, as defined in paragraph 10 herein below.

NOW, THEREFORE, in consideration of the covenants and promises contained herein, the compensation and benefits received by the Executive from the Company, and the access given the Executive to the aforesaid Confidential Information, as defined in paragraph 10 herein below, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Company and the Executive agree as follows:

1.           EMPLOYMENT PERIOD. The Company offers to employ the Executive, and the Executive agrees to be employed by the Company, in accordance with the terms and subject to the conditions of this Agreement commencing on the Effective Date and terminating on the first anniversary of the Effective Date (the “Scheduled Termination Date”), unless terminated prior thereto in accordance with the provisions of paragraph 9 herein below. The term of this Agreement shall be automatically renewed for successive one (1) year terms, unless either party gives the other party written notice of its intention not to renew the Agreement no later than 90 days prior to the expiration of the then current term.  A determination by the Company not to renew this Agreement without “Company Cause” shall be deemed a termination of employment for purposes of paragraph 9(d) and the terms thereof shall apply.

2.           POSITION AND DUTIES. During the term of the Executive’s employment hereunder, the Executive will serve in the position, and assume duties and responsibilities consistent with the position of Director and Chief Accounting Officer unless and until otherwise instructed by the Company. The Executive agrees to devote substantially all of his working time, skill, energy and best business efforts during the term of his employment with the Company. The Executive covenants and agrees that for so long as he is employed by the Company, the Executive shall inform the Company of each and every business opportunity related to the business of the Company of which the Executive becomes aware, and that the Executive will not, directly or indirectly, exploit any such opportunity for the Executive’s own account, nor will the Executive render any services to any other person or business, acquire any interest of any type in any other business or engage in any activities that conflict with the Company’s best interests or which is in competition with the Company.  The Executive affirms that no obligation exists between the Executive and any other entity which would prevent or impede the Executive’s immediate and full performance of every obligation of this Agreement.

3.           HOURS OF WORK. The Executive’s normal days and hours of work shall coincide with the Company’s regular business hours. The nature of the Executive’s employment with the Company requires flexibility in the days and hours that the Executive must work, and may necessitate that the Executive work on other or additional days and hours. The Company reserves the right to require the Executive, and the Executive agrees, to work during other or further days or hours than the Company’s normal business hours.

4.           LOCATION. The principal location of the Executive’s employment with Company shall be the Company’s office located at No. 4018 Jintian Road, Anlian Plaza, 12F Suite B02, Futian, District Shenzhen, PRC 518026. The Company may, in its sole discretion, require the Executive to travel to and reside in, on a temporary, indefinite or permanent basis, in any other location throughout the world in which the Company or any of its affiliates has offices.

5.           BASE SALARY. In consideration of the Executive’s services under this Agreement, the Company shall pay or cause to pay, and the Executive agrees to accept, during the one year period following the Effective Date (the “First Year”), an annual base salary of US$80,000, less all applicable taxes and other appropriate deductions, paid in accordance with the Company’s standard payroll practices.  Following the First Year, the Executive’s base salary shall be reviewed annually by the Compensation Committee of the Board of Directors of the Company. The decision to increase or decrease the Executive’s base salary and the amount of any such increase or decrease are within the sole discretion of the Board of Directors. Nothing contained in this paragraph 5 is intended to be, or should be construed as, a promise or guarantee by the Company to increase the Executive’s base salary.  The Company reserves the right, in its sole discretion, and the Executive hereby acknowledges the Company’s right, to make no such payments or make reduced payments in connection with any periods of unauthorized or unjustified absence from work or in the event that the Executive is unavailable or unable to perform the Executive’s duties for the Company without adequate justification, as determined by the Company in its sole discretion.

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6.           BONUS COMPENSATION.  During the term hereof, the Executive shall have the opportunity to earn an annual performance based bonus equal to up to US$20,000 based upon the Company’s attainment of certain annual net income targets, as set by the Board of Directors in its sole discretion on an annual basis.  Such bonus amount may be increased in the event the annual net income target is exceeded, however, shall not exceed 300% of the annual performance based bonus. The Compensation Committee may, from time to time, also pay such other bonus or bonuses to the Executive as the Compensation Committee, in its sole discretion, deems appropriate.  In order to receive the annual performance based bonus, the Executive must continue to be employed by the Company through the end of the period with respect to which the annual performance bonus has been earned.  The annual performance based bonus will be paid to the Executive at such time as bonuses for the applicable period are regularly paid to senior executives of the Company.

7.           STOCK AWARDS AND STOCK OPTIONS. The Executive shall receive 51,380 shares of the Company's common stock and 33,169 stock options for services to be rendered during the Term.  The exercise price of the stock options is at $4.01 per share, as determined by the Compensation Committee of the Board, equal to the average closing price of the Company's common stock on the five trading days immediately prior to and including April 9, 2009, as reported on Yahoo Finance, on the New York Stock Exchange, or any such securities exchange on which the Company’s common stock is listed or quoted for trading, on April 9, 2009, the date of grant (both the "Stock Awards" and the “Stock Options”).  The Stock Awards and Stock Options shall vest in five equal installments on each April 9 of the first, second, third, fourth and fifth anniversary of the grant, subject to the Executive’s continued employment with the Company on each vesting date, and further to subject to accelerated vesting under the applicable incentive plan, the applicable grant agreement and the terms of this Agreement.  The Stock Awards and Stock Options shall be granted under the Company’s 2006 Equity Incentive Plan and pursuant to the terms of the Company’s standard form of stock award and stock option agreement approved by the Board of Directors.  The Compensation Committee shall determine, on an annual basis, the number of Stock Awards and Stock Options to be granted to the Executive for each renewal period.

8.           REIMBURSEMENT OF EXPENSES. During the term of this Agreement, in accordance with the Company’s expense reimbursement policy, the Executive shall be entitled to reimbursement for reasonable expenses (including, without limitation, reasonable travel expenses) paid or incurred by him, in connection with and related to the performance of his duties and responsibilities hereunder for the Company. All requests by Executive for reimbursement for such expenses must be supported by appropriate invoices, vouchers, receipts or such other supporting documentation in such form and containing such information as the Company may from time to time require, evidencing that the Executive, in fact, incurred or paid said expenses.

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9.           TERMINATION.

a.           DEATH OR RESIGNATION. If the Executive dies or resigns during the term of this Agreement, this Agreement shall automatically terminate on the date of the Executive’s death or resignation and, following the date of the Executive’s death or resignation, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s date of death or resignation, (ii) for any unused accrued and unforfeited vacation, and (iii) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his death or resignation.  The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

b.           DISABILITY. At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company because of the Executive’s “Disability,” by written notice to the Executive. For purposes of this Agreement, “Disability” shall mean, if at the end of any calendar month during the term of this Agreement, the Executive, as a result of mental or physical illness or injury, is or has been unable to perform his duties under this Agreement, with or without reasonable accommodation, for (i) the four (4) preceding consecutive calendar months, or (ii) any 180 days in the previous twelve (12) months. If this Agreement is terminated because of the Executive’s “Disability,” the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the date of termination for “Disability”, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

c.           “CAUSE.” At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company, at any time, for “Company Cause.” For purposes of this Agreement, “COMPANY CAUSE” shall mean: (i) the good faith determination by the Company’s Board of Directors that there has been continued neglect by the Executive of his duties hereunder, or (ii) willful misconduct on the Executive’s part in connection with the performance of his duties hereunder, PROVIDED HOWEVER, that the Executive shall have been given one (1) written notice of such determination by the Company’s Board of Directors of continued neglect or willful misconduct and thereafter the Executive shall not have cured such neglect or willful misconduct to the satisfaction of the Company’s Board of Directors within fifteen (15) days of the Executive’s receipt of such written notice, (iii) the Executive is convicted of or pleads guilty or no contest to a felony or other conduct involving moral turpitude. If this Agreement and the Executive’s employment is terminated for “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to the last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

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d.           TERMINATION BY THE CHIEF EXECUTIVE OFFICER. At any time during the term of this Agreement, the Chief Executive Officer of the Company, in his sole discretion, may terminate this Agreement and the Executive’s employment with the Company without “Company Cause” by delivering to the Executive written notice. If this Agreement and the Executive’s employment with the Company is terminated without “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (ii) for any unused accrued and unforfeited vacation, (iii) his base salary in effect at the time of his termination in accordance with paragraph 5 hereinabove through the Scheduled Termination Date or renewal period, as the case may be, and (iv) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

10.           CONFIDENTIAL INFORMATION.

a.           The Executive expressly acknowledges that, in the performance of his duties and responsibilities relating to his employment with the Company, he has been exposed and will continue to be exposed to the trade secrets, business and/or financial secrets and confidential and proprietary information of the Company, its affiliates and/or its clients or customers (“Confidential Information”). The term “Confidential Information” means information or material that has actual or potential commercial value to the Company, its affiliates and/or its clients or customers and is not generally known to and is not readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, and includes, without limitation, the following, whether or not expressed in a document or medium, regardless of the form in which it is communicated, whether or not such information is on the Company’s forms, memos, computer disc or tape, or otherwise, whether or not such information is in written or verbal form, and whether or not marked “trade secret” or “confidential” or any similar legend:  (i) sales information, (ii) operations information, (iii) financial information, (iv) administrative information, (v) research information, (vi) customer information, (vii) supplier information, and (viii) any other information concerning the Company, its business, its properties or its affairs that the Company deems to be confidential or that is confidential according to industry practices.

b.           Except as authorized in writing by the Board of Directors, during the term of this Agreement, any renewal periods, and thereafter until such time as any such Confidential Information becomes generally known to and readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, the Executive agrees to keep strictly confidential and not use or disclose, cause to be used or disclosed, or permit to be used or disclosed, to any person or entity and/or for his personal benefit or the benefit to any other person or entity, any Confidential Information.

c.           The Executive agrees that upon termination of his employment with the Company for any reason, he will promptly return to the Company all Confidential Information within his possession or within his power to control, including, without limitation all copies of such Confidential Information, all abstracts of such Confidential Information and any other information containing such Confidential Information in whole or in part.

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d.           The Executive affirms that he did not and does not possess, and has not relied and will not rely upon the protected trade secrets or confidential or proprietary information of the Executive’s prior employer(s) in providing services to the Company.

11.           OWNERSHIP AND ASSIGNMENT OF INVENTIONS.

a.           The Executive acknowledges that, in connection with his duties and responsibilities relating to his employment with the Company, the Executive and/or other employees of the Company working with the Executive, without the Executive or under the Executive’s supervision, may have created, conceived of, made, prepared, worked on or contributed to, and/or may create, conceive of, make, prepare, work on or contribute to, the creation of, or may have been or may be asked by the Company and/or its affiliates or customers to create, conceive of, make, prepare, work on or contribute to the creation of, without limitation, lists, business diaries, business address books, documentation, ideas, concepts, inventions, designs, works of authorship, computer programs, audio/visual works, developments, proposals, works for hire or other materials (“Inventions”). To the extent that any such Inventions related or relate to any actual or reasonably anticipated business of the Company or any of its affiliates or customers, or falls within, is suggested by or results from any tasks assigned to the Executive for or on behalf of the Company or any of its affiliates or customers, the Executive expressly acknowledges that all of his activities and efforts relating to any Inventions, whether or not performed during the Executive’s or the Company’s regular business hours, are within the scope of the Executive’s employment with the Company and that the Company owns all right, title and interest in and to all Inventions, including, to the extent that they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions. The Executive also acknowledges and agrees that the Company owns and is entitled to sole ownership of all rights and proceeds to all Inventions.

b.           The Executive expressly acknowledges and agrees to assign to the Company, and hereby assigns to the Company, all of the Executive’s right, title and interest in and to all Inventions, including, to the extent they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions.

c.           In connection with all Inventions, the Executive agrees to disclose any Invention promptly to the Company and to no other person or entity. The Executive further agrees to execute promptly, at the Company’s request, specific written assignments of the Executive’s right, title and interest in any Inventions, and do anything else reasonably necessary to enable the Company to secure or obtain a copyright, patent, trademark or other form of protection in or for any Invention in the United States or other countries. The Executive further agrees that the Company is not required to designate the Executive as an author of or contributor to any Invention or to secure the Executive’s permission to change or otherwise alter any Invention.

d.           The Executive acknowledges that all rights, waivers, releases and/or assignments granted herein and made by the Executive are freely assignable by the Company and are made for the benefit of the Company and its affiliates, subsidiaries, licensees, successors and assigns.

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e.           The Executive agrees to waive, and hereby does waive, for the benefit of all persons, any and all right, title and interest in the nature of “moral rights” or “droit moral” granted to the Executive in any country in the world.

12.           NON-COMPETITION AND NON-SOLICITATION. Because of the nature of the Company’s Business, and because, as a result of his employment with the Company, the Executive has been and will continue to be exposed to Confidential Information, the Executive acknowledges that the Company would sustain grievous harm in the event that he were to disclose Confidential Information, engage in business activities that compete with the Business, appropriate or divert business or customers of the Company or its affiliates and/or induce employees or consultants of the Company or its affiliates to leave the employment of the Company or its affiliates. The Executive acknowledges that the Company has a legitimate business interest in protecting itself from the aforementioned harm and in the protection and maintenance of the Confidential Information and of the good will and customer relationships of the Company and its affiliates. Therefore, the Executive hereby agrees and covenants to be bound by the non-competition and non-solicitation restrictions set forth herein below, which restrictions the Executive agrees and acknowledges are reasonable and necessary and do not impose undue hardship or burdens on the Executive.

a.           The Executive agrees that, during his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he and his affiliates shall not directly or indirectly own, manage, operate, control, be employed by, consult for, be a shareholder of, be an officer of, participate in, contract with or be connected in any capacity or any manner with any person or entity whose business activities directly or indirectly (whether through related persons, entities or otherwise) compete with the Business anywhere in the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, PROVIDED HOWEVER, that the Executive shall not be prevented from owning an interest in a publicly traded company so long as the fair market value of such interest at the date of acquisition is less than US$100,000.

b.           The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, for any reason, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly recruit, induce, divert, supervise, employ, manage, hire or entice, or cause to be recruited, induced, diverted, supervised, employed, managed, hired or enticed, any employee, consultant or independent contractor of the Company or its affiliates to leave or terminate the employment or other relationship thereof, for any reason.

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c.           The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly appropriate, call on, induce, divert or solicit, or assist another to appropriate, call on, induce, divert or solicit any actual or potential business or customer away from the Company or its affiliates, or attempt to do any of the foregoing, or otherwise induce or attempt to induce any actual or potential business or customer of the Company or its affiliates, to terminate or adversely modify its relationship with the Company or its affiliates, or to enter into a relationship with or conduct business with the Company or its affiliates, which actual or potential business or customer the Executive was involved with or had a relationship with or whose identity became known to the Executive in connection with the Executive’s employment with the Company.

d.           If any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement is held to be invalid, illegal or unenforceable (in whole or in part), such restrictive covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and a court of competent jurisdiction shall have the power to modify, any such restrictive covenant to the extent necessary to render such provision enforceable, and the remaining restrictive covenant shall not be affected thereby.

e.           In the event of a violation of any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement, if the Executive is prevented by a court or arbitrator from committing any further violation, whether by a temporary restraining order, injunction or otherwise, the time periods set forth in paragraphs 12(a), (b) and (c) of this Agreement shall be computed by commencing the periods on the date of the applicable court or arbitrators’ order and continuing them from that date for the full period provided.

f.           The Executive shall have the right to request a waiver of all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement by providing the Company with a written request for such a waiver that contains all relevant details. The Company may, in its sole discretion, waive all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement on such terms and conditions, and to such extent, as it, in its sole discretion, deems appropriate. Such waiver must be in writing.

g.           The parties acknowledge that this Agreement would not have been entered into, that the benefits described in paragraphs 5, 6 and 7 would not have been promised to the Executive by the Company, in the absence of the Executive’s covenants and promises set forth in paragraphs 12(a), (b) and (c) of this Agreement.

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13.           DISPUTE RESOLUTION. The Executive and the Company agree that any dispute or claim, whether based on contract, tort, discrimination, retaliation, or otherwise, relating to, arising from, or connected in any manner with this Agreement or with the Executive’s employment with Company, unless otherwise agreed in a writing signed by both parties, shall be resolved exclusively through final and binding arbitration under the auspices of the Hong Kong Chamber of Commerce (“HKCC”) in accordance with the commercial arbitration rules and supplementary procedures for international commercial arbitration of the HKCC. The arbitration shall be held in Hong Kong. There shall be three arbitrators: one arbitrator shall be chosen by each party to the dispute and those two arbitrators shall choose the third arbitrator. Each party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other party in connection with the arbitration proceedings. Arbitration shall be the sole, binding, exclusive and final remedy for resolving any dispute between the parties. The arbitrators shall have jurisdiction to determine any claim, including the arbitrability of any claim, submitted to them. The arbitrators may grant any relief authorized by law for any properly established claim. Either party, before or during any arbitration, may apply to a court having jurisdiction for a restraining order or injunction where such relief is necessary to protect its interests. The interpretation and enforceability of this paragraph of this Agreement shall be governed and construed in accordance with the United States Federal Arbitration Act, 9. U.S.C. ss.1, ET SEQ. More specifically, the parties agree to submit to binding arbitration any claims for unpaid wages or benefits, or for alleged discrimination, harassment, or retaliation, arising under Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the National Labor Relations Act, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Executive Retirement Income Security Act, the Civil Rights of 1991, the Family and Medical Leave Act, the Fair Labor Standards Act, Sections 1981 through 1988 of Title 42 of the United States Code, COBRA, and any other federal, state, or local law, regulation, or ordinance, and any common law claims, claims for breach of contract, or claims for declaratory relief. The Executive acknowledges that the purpose and effect of this paragraph is solely to elect private arbitration in lieu of any judicial proceeding he might otherwise have available to his in the event of an employment-related dispute between his and the Company. Therefore, the Executive hereby waives his right to have any such employment-related dispute heard by a court or jury, as the case may be, and agrees that his exclusive procedure to redress any employment-related claims will be arbitration. Company shall pay the arbitration costs changed by HKCC when required to make this section fully enforceable in respect to all claims.

14.           MISCELLANEOUS.

a.           Telephones, stationery, postage, e-mail, the internet and other resources made available to the Executive by the Company, are solely for the furtherance of the Company’s business.

b.           All issues concerning, relating to or arising out of this Agreement and from the Executive’s employment by the Company, including, without limitation, the construction and interpretation of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to that State’s principles of conflicts of law.

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c.           The Executive and the Company agree that any provision of this Agreement deemed unenforceable or invalid may be reformed to permit enforcement of the objectionable provision to the fullest permissible extent. Any provision of this Agreement deemed unenforceable after modification shall be deemed stricken from this Agreement, with the remainder of the Agreement being given its full force and effect.

d.           The Company shall be entitled to equitable relief, including injunctive relief and specific performance as against the Executive, for the Executive’s threatened or actual breach of paragraphs 10, 11 or 12 of this Agreement, as money damages for a breach thereof would be incapable of precise estimation, uncertain, and an insufficient remedy for an actual or threatened breach of paragraphs 10, 11 or 12 of this Agreement. The Executive and the Company agree that any pursuit of equitable relief in respect of paragraphs 10, 11 or 12 of this Agreement shall have no effect whatsoever regarding the continued viability and enforceability of paragraph 13 of this Agreement.

e.           Any waiver or inaction by the Company for any breach of this Agreement shall not be deemed a waiver of any subsequent breach of this Agreement.

f.           The Executive and the Company independently have made all inquiries regarding the qualifications and business affairs of the other which either party deems necessary. The Executive affirms that he fully understands this Agreement’s meaning and legally binding effect. Each party has participated fully and equally in the negotiation and drafting of this Agreement. Each party assumes the risk of any misrepresentation or mistaken understanding or belief relied upon by his or it in entering into this Agreement.

g.           The Company and the Executive agree that the Executive’s obligations to the Company during the Executive’s employment with the Company, as well as any other obligation of the Executive under this Agreement, may be assigned to any successor in interest to the Company or any division or affiliate of the Company in its sole discretion and without additional consideration or prior notice to the Executive, but that nothing requires the Company to do so. The Executive’s obligations under this Agreement are personal in nature and may not be assigned by the Executive to any other person or entity.

h.           The Company and the Executive acknowledge and agree that future alterations to the Executive’s work hours, working title, management or supervisory responsibilities, number of subordinate employees, sales or promotional budgets, reporting relationships within the Company or with businesses affiliated with the Company, management responsibilities or duties, or similar changes or alterations may occur periodically during the Executive’s employment with the Company. The Company and the Executive agree that the Company, in its sole discretion, may implement such alterations or adjustments for any or no reason and that any such action shall not constitute a breach of this Agreement so long as the Company continues to perform its remaining obligations as provided by this Agreement.

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i.           This instrument constitutes the entire Agreement between the parties regarding its subject matter. When signed by all parties, this Agreement supersedes and nullifies all prior or contemporaneous conversations, negotiations, or agreements, oral and written, regarding the subject matter of this Agreement. In any future construction of this Agreement, this Agreement should be given its plain meaning. This Agreement may only be amended only by a writing signed by the Company and the Executive.

j.           Notwithstanding the termination of this Agreement and of the Executive’s employment with the Company for any reason, paragraphs 10, 11 and 12  of this Agreement shall continue in full force and effect in accordance with their terms following such termination.

k.           This Agreement may be executed in counterparts, a counterpart transmitted via facsimile, and all executed counterparts, when taken together, shall constitute sufficient proof of the parties’ entry into this Agreement. The parties agree to execute any further or future documents which may be necessary to allow the full performance of this Agreement. This Agreement contains headings for ease of reference. The headings have no independent meaning.

THE EXECUTIVE STATES THAT HE HAS FREELY AND VOLUNTARILY ENTERED INTO THIS AGREEMENT AND THAT HE HAS READ AND UNDERSTOOD EACH AND EVERY PROVISION THEREOF. THIS AGREEMENT IS EFFECTIVE UPON THE EXECUTION OF THIS AGREEMENT BY BOTH PARTIES.

UNDERSTOOD, AGREED, AND ACCEPTED:

BINSHENG LI		AMERICAN ORIENTAL BIOENGINEERING, INC.

/s/ BINSHENG LI	By:	/s/ TONY LIU
Name: BINSHENG LI		Name: TONY LIU
Title: Chairman and Chief Executive Officer

Date: April 9, 2009		Date: April 9, 2009

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EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of this 9th day of April, 2009,  (the “Effective Date”), between American Oriental Bioengineering, Inc., a Nevada corporation with its principal place of business located at Great International Exchange Square,  25/F Mid Section, 1 Fuhua Rd., Futian District, Shenzhen, Guangdong, PRC 518034 (the “Company”), and Jun Min, residing at Nangang District, Harbin, China (the “Executive”).

WHEREAS, the business of the Company and its affiliates consists of the development and production of bioengineered products and traditional Chinese medicinal products that combine modern biotechnology and traditional Chinese medical technology, and activities incidental thereto (the “Business”);

WHEREAS, the Company has expended considerable time, effort and resources in the development of certain Confidential Information, as defined in paragraph 10 herein below, which must be maintained as confidential in order to ensure the success of the Business;

WHEREAS, prior to the Effective Date, the Executive has been employed by the Company in the position of, and has been performing the services required of, Director and Vice President of the Company;

WHEREAS, the Executive and the Company desire to memorialize the terms and conditions of the Executive’s employment by the Company in the position of  Director and Vice President; and

WHEREAS, the Executive has had, prior to the Effective Date, and will continue to have, as of the Effective Date, access to such Confidential Information, as defined in paragraph 10 herein below.

NOW, THEREFORE, in consideration of the covenants and promises contained herein, the compensation and benefits received by the Executive from the Company, and the access given the Executive to the aforesaid Confidential Information, as defined in paragraph 10 herein below, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Company and the Executive agree as follows:

1.           EMPLOYMENT PERIOD. The Company offers to employ the Executive, and the Executive agrees to be employed by the Company, in accordance with the terms and subject to the conditions of this Agreement commencing on the Effective Date and terminating on the first anniversary of the Effective Date (the “Scheduled Termination Date”), unless terminated prior thereto in accordance with the provisions of paragraph 9 herein below. The term of this Agreement shall be automatically renewed for successive one (1) year terms, unless either party gives the other party written notice of its intention not to renew the Agreement no later than 90 days prior to the expiration of the then current term.  A determination by the Company not to renew this Agreement without “Company Cause” shall be deemed a termination of employment for purposes of paragraph 9(d) and the terms thereof shall apply.

2.           POSITION AND DUTIES. During the term of the Executive’s employment hereunder, the Executive will serve in the position, and assume duties and responsibilities consistent with the position of Director and Vice President unless and until otherwise instructed by the Company. The Executive agrees to devote substantially all of his working time, skill, energy and best business efforts during the term of his employment with the Company. The Executive covenants and agrees that for so long as he is employed by the Company, the Executive shall inform the Company of each and every business opportunity related to the business of the Company of which the Executive becomes aware, and that the Executive will not, directly or indirectly, exploit any such opportunity for the Executive’s own account, nor will the Executive render any services to any other person or business, acquire any interest of any type in any other business or engage in any activities that conflict with the Company’s best interests or which is in competition with the Company.  The Executive affirms that no obligation exists between the Executive and any other entity which would prevent or impede the Executive’s immediate and full performance of every obligation of this Agreement.

3.           HOURS OF WORK. The Executive’s normal days and hours of work shall coincide with the Company’s regular business hours. The nature of the Executive’s employment with the Company requires flexibility in the days and hours that the Executive must work, and may necessitate that the Executive work on other or additional days and hours. The Company reserves the right to require the Executive, and the Executive agrees, to work during other or further days or hours than the Company’s normal business hours.

4.           LOCATION. The principal location of the Executive’s employment with Company shall be the Company’s office located at No. 4018 Jintian Road, Anlian Plaza, 12F Suite B02, Futian, District Shenzhen, PRC 518026. The Company may, in its sole discretion, require the Executive to travel to and reside in, on a temporary, indefinite or permanent basis, in any other location throughout the world in which the Company or any of its affiliates has offices.

5.           BASE SALARY. In consideration of the Executive’s services under this Agreement, the Company shall pay or cause to pay, and the Executive agrees to accept, during the one year period following the Effective Date (the “First Year”), an annual base salary of US$120,000, less all applicable taxes and other appropriate deductions, paid in accordance with the Company’s standard payroll practices.  Following the First Year, the Executive’s base salary shall be reviewed annually by the Compensation Committee of the Board of Directors of the Company. The decision to increase or decrease the Executive’s base salary and the amount of any such increase or decrease are within the sole discretion of the Board of Directors. Nothing contained in this paragraph 5 is intended to be, or should be construed as, a promise or guarantee by the Company to increase the Executive’s base salary.  The Company reserves the right, in its sole discretion, and the Executive hereby acknowledges the Company’s right, to make no such payments or make reduced payments in connection with any periods of unauthorized or unjustified absence from work or in the event that the Executive is unavailable or unable to perform the Executive’s duties for the Company without adequate justification, as determined by the Company in its sole discretion.

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6.           BONUS COMPENSATION.  During the term hereof, the Executive shall have the opportunity to earn an annual performance based bonus equal to up to US$30,000 based upon the Company’s attainment of certain annual net income targets, as set by the Board of Directors in its sole discretion on an annual basis.  Such bonus amount may be increased in the event the annual net income target is exceeded, however, shall not exceed 300% of the annual performance based bonus. The Compensation Committee may, from time to time, also pay such other bonus or bonuses to the Executive as the Compensation Committee, in its sole discretion, deems appropriate.  In order to receive the annual performance based bonus, the Executive must continue to be employed by the Company through the end of the period with respect to which the annual performance bonus has been earned.  The annual performance based bonus will be paid to the Executive at such time as bonuses for the applicable period are regularly paid to senior executives of the Company.

7.           STOCK AWARDS AND STOCK OPTIONS. The Executive shall receive 62,370 shares of the Company's common stock and 40,264 stock options for services to be rendered during the Term.  The exercise price of the stock options is at $4.01 per share, as determined by the Compensation Committee of the Board, equal to the average closing price of the Company's common stock on the five trading days immediately prior to and including April 9, 2009, as reported on Yahoo Finance, on the New York Stock Exchange, or any such securities exchange on which the Company’s common stock is listed or quoted for trading, on April 9, 2009, the date of grant (both the "Stock Awards" and the “Stock Options”).  The Stock Awards and Stock Options shall vest in five equal installments on each April 9 of the first, second, third, fourth and fifth anniversary of the grant, subject to the Executive’s continued employment with the Company on each vesting date, and further to subject to accelerated vesting under the applicable incentive plan, the applicable grant agreement and the terms of this Agreement.  The Stock Awards and Stock Options shall be granted under the Company’s 2006 Equity Incentive Plan and pursuant to the terms of the Company’s standard form of stock award and stock option agreement approved by the Board of Directors.  The Compensation Committee shall determine, on an annual basis, the number of Stock Awards and Stock Options to be granted to the Executive for each renewal period.

8.           REIMBURSEMENT OF EXPENSES. During the term of this Agreement, in accordance with the Company’s expense reimbursement policy, the Executive shall be entitled to reimbursement for reasonable expenses (including, without limitation, reasonable travel expenses) paid or incurred by him, in connection with and related to the performance of his duties and responsibilities hereunder for the Company. All requests by Executive for reimbursement for such expenses must be supported by appropriate invoices, vouchers, receipts or such other supporting documentation in such form and containing such information as the Company may from time to time require, evidencing that the Executive, in fact, incurred or paid said expenses.

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9.              TERMINATION.

a.              DEATH OR RESIGNATION. If the Executive dies or resigns during the term of this Agreement, this Agreement shall automatically terminate on the date of the Executive’s death or resignation and, following the date of the Executive’s death or resignation, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s date of death or resignation, (ii) for any unused accrued and unforfeited vacation, and (iii) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his death or resignation.  The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

b.              DISABILITY. At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company because of the Executive’s “Disability,” by written notice to the Executive. For purposes of this Agreement, “Disability” shall mean, if at the end of any calendar month during the term of this Agreement, the Executive, as a result of mental or physical illness or injury, is or has been unable to perform his duties under this Agreement, with or without reasonable accommodation, for (i) the four (4) preceding consecutive calendar months, or (ii) any 180 days in the previous twelve (12) months. If this Agreement is terminated because of the Executive’s “Disability,” the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the date of termination for “Disability”, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

c.              “CAUSE.” At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company, at any time, for “Company Cause.” For purposes of this Agreement, “COMPANY CAUSE” shall mean: (i) the good faith determination by the Company’s Board of Directors that there has been continued neglect by the Executive of his duties hereunder, or (ii) willful misconduct on the Executive’s part in connection with the performance of his duties hereunder, PROVIDED HOWEVER, that the Executive shall have been given one (1) written notice of such determination by the Company’s Board of Directors of continued neglect or willful misconduct and thereafter the Executive shall not have cured such neglect or willful misconduct to the satisfaction of the Company’s Board of Directors within fifteen (15) days of the Executive’s receipt of such written notice, (iii) the Executive is convicted of or pleads guilty or no contest to a felony or other conduct involving moral turpitude. If this Agreement and the Executive’s employment is terminated for “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to the last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

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d.              TERMINATION BY THE CHIEF EXECUTIVE OFFICER. At any time during the term of this Agreement, the Chief Executive Officer of the Company, in his sole discretion, may terminate this Agreement and the Executive’s employment with the Company without “Company Cause” by delivering to the Executive written notice. If this Agreement and the Executive’s employment with the Company is terminated without “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (ii) for any unused accrued and unforfeited vacation, (iii) his base salary in effect at the time of his termination in accordance with paragraph 5 hereinabove through the Scheduled Termination Date or renewal period, as the case may be, and (iv) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

10.             CONFIDENTIAL INFORMATION.

a.              The Executive expressly acknowledges that, in the performance of his duties and responsibilities relating to his employment with the Company, he has been exposed and will continue to be exposed to the trade secrets, business and/or financial secrets and confidential and proprietary information of the Company, its affiliates and/or its clients or customers (“Confidential Information”). The term “Confidential Information” means information or material that has actual or potential commercial value to the Company, its affiliates and/or its clients or customers and is not generally known to and is not readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, and includes, without limitation, the following, whether or not expressed in a document or medium, regardless of the form in which it is communicated, whether or not such information is on the Company’s forms, memos, computer disc or tape, or otherwise, whether or not such information is in written or verbal form, and whether or not marked “trade secret” or “confidential” or any similar legend:  (i) sales information, (ii) operations information, (iii) financial information, (iv) administrative information, (v) research information, (vi) customer information, (vii) supplier information, and (viii) any other information concerning the Company, its business, its properties or its affairs that the Company deems to be confidential or that is confidential according to industry practices.

b.              Except as authorized in writing by the Board of Directors, during the term of this Agreement, any renewal periods, and thereafter until such time as any such Confidential Information becomes generally known to and readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, the Executive agrees to keep strictly confidential and not use or disclose, cause to be used or disclosed, or permit to be used or disclosed, to any person or entity and/or for his personal benefit or the benefit to any other person or entity, any Confidential Information.

c.              The Executive agrees that upon termination of his employment with the Company for any reason, he will promptly return to the Company all Confidential Information within his possession or within his power to control, including, without limitation all copies of such Confidential Information, all abstracts of such Confidential Information and any other information containing such Confidential Information in whole or in part.

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d.              The Executive affirms that he did not and does not possess, and has not relied and will not rely upon the protected trade secrets or confidential or proprietary information of the Executive’s prior employer(s) in providing services to the Company.

11.             OWNERSHIP AND ASSIGNMENT OF INVENTIONS.

a.              The Executive acknowledges that, in connection with his duties and responsibilities relating to his employment with the Company, the Executive and/or other employees of the Company working with the Executive, without the Executive or under the Executive’s supervision, may have created, conceived of, made, prepared, worked on or contributed to, and/or may create, conceive of, make, prepare, work on or contribute to, the creation of, or may have been or may be asked by the Company and/or its affiliates or customers to create, conceive of, make, prepare, work on or contribute to the creation of, without limitation, lists, business diaries, business address books, documentation, ideas, concepts, inventions, designs, works of authorship, computer programs, audio/visual works, developments, proposals, works for hire or other materials (“Inventions”). To the extent that any such Inventions related or relate to any actual or reasonably anticipated business of the Company or any of its affiliates or customers, or falls within, is suggested by or results from any tasks assigned to the Executive for or on behalf of the Company or any of its affiliates or customers, the Executive expressly acknowledges that all of his activities and efforts relating to any Inventions, whether or not performed during the Executive’s or the Company’s regular business hours, are within the scope of the Executive’s employment with the Company and that the Company owns all right, title and interest in and to all Inventions, including, to the extent that they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions. The Executive also acknowledges and agrees that the Company owns and is entitled to sole ownership of all rights and proceeds to all Inventions.

b.              The Executive expressly acknowledges and agrees to assign to the Company, and hereby assigns to the Company, all of the Executive’s right, title and interest in and to all Inventions, including, to the extent they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions.

c.              In connection with all Inventions, the Executive agrees to disclose any Invention promptly to the Company and to no other person or entity. The Executive further agrees to execute promptly, at the Company’s request, specific written assignments of the Executive’s right, title and interest in any Inventions, and do anything else reasonably necessary to enable the Company to secure or obtain a copyright, patent, trademark or other form of protection in or for any Invention in the United States or other countries. The Executive further agrees that the Company is not required to designate the Executive as an author of or contributor to any Invention or to secure the Executive’s permission to change or otherwise alter any Invention.

d.              The Executive acknowledges that all rights, waivers, releases and/or assignments granted herein and made by the Executive are freely assignable by the Company and are made for the benefit of the Company and its affiliates, subsidiaries, licensees, successors and assigns.

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e.              The Executive agrees to waive, and hereby does waive, for the benefit of all persons, any and all right, title and interest in the nature of “moral rights” or “droit moral” granted to the Executive in any country in the world.

12.              NON-COMPETITION AND NON-SOLICITATION. Because of the nature of the Company’s Business, and because, as a result of his employment with the Company, the Executive has been and will continue to be exposed to Confidential Information, the Executive acknowledges that the Company would sustain grievous harm in the event that he were to disclose Confidential Information, engage in business activities that compete with the Business, appropriate or divert business or customers of the Company or its affiliates and/or induce employees or consultants of the Company or its affiliates to leave the employment of the Company or its affiliates. The Executive acknowledges that the Company has a legitimate business interest in protecting itself from the aforementioned harm and in the protection and maintenance of the Confidential Information and of the good will and customer relationships of the Company and its affiliates. Therefore, the Executive hereby agrees and covenants to be bound by the non-competition and non-solicitation restrictions set forth herein below, which restrictions the Executive agrees and acknowledges are reasonable and necessary and do not impose undue hardship or burdens on the Executive.

a.              The Executive agrees that, during his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he and his affiliates shall not directly or indirectly own, manage, operate, control, be employed by, consult for, be a shareholder of, be an officer of, participate in, contract with or be connected in any capacity or any manner with any person or entity whose business activities directly or indirectly (whether through related persons, entities or otherwise) compete with the Business anywhere in the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, PROVIDED HOWEVER, that the Executive shall not be prevented from owning an interest in a publicly traded company so long as the fair market value of such interest at the date of acquisition is less than US$100,000.

b.              The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, for any reason, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly recruit, induce, divert, supervise, employ, manage, hire or entice, or cause to be recruited, induced, diverted, supervised, employed, managed, hired or enticed, any employee, consultant or independent contractor of the Company or its affiliates to leave or terminate the employment or other relationship thereof, for any reason.

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c.              The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly appropriate, call on, induce, divert or solicit, or assist another to appropriate, call on, induce, divert or solicit any actual or potential business or customer away from the Company or its affiliates, or attempt to do any of the foregoing, or otherwise induce or attempt to induce any actual or potential business or customer of the Company or its affiliates, to terminate or adversely modify its relationship with the Company or its affiliates, or to enter into a relationship with or conduct business with the Company or its affiliates, which actual or potential business or customer the Executive was involved with or had a relationship with or whose identity became known to the Executive in connection with the Executive’s employment with the Company.

d.              If any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement is held to be invalid, illegal or unenforceable (in whole or in part), such restrictive covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and a court of competent jurisdiction shall have the power to modify, any such restrictive covenant to the extent necessary to render such provision enforceable, and the remaining restrictive covenant shall not be affected thereby.

e.              In the event of a violation of any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement, if the Executive is prevented by a court or arbitrator from committing any further violation, whether by a temporary restraining order, injunction or otherwise, the time periods set forth in paragraphs 12(a), (b) and (c) of this Agreement shall be computed by commencing the periods on the date of the applicable court or arbitrators’ order and continuing them from that date for the full period provided.

f.               The Executive shall have the right to request a waiver of all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement by providing the Company with a written request for such a waiver that contains all relevant details. The Company may, in its sole discretion, waive all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement on such terms and conditions, and to such extent, as it, in its sole discretion, deems appropriate. Such waiver must be in writing.

g.              The parties acknowledge that this Agreement would not have been entered into, that the benefits described in paragraphs 5, 6 and 7 would not have been promised to the Executive by the Company, in the absence of the Executive’s covenants and promises set forth in paragraphs 12(a), (b) and (c) of this Agreement.

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13.              DISPUTE RESOLUTION. The Executive and the Company agree that any dispute or claim, whether based on contract, tort, discrimination, retaliation, or otherwise, relating to, arising from, or connected in any manner with this Agreement or with the Executive’s employment with Company, unless otherwise agreed in a writing signed by both parties, shall be resolved exclusively through final and binding arbitration under the auspices of the Hong Kong Chamber of Commerce (“HKCC”) in accordance with the commercial arbitration rules and supplementary procedures for international commercial arbitration of the HKCC. The arbitration shall be held in Hong Kong. There shall be three arbitrators: one arbitrator shall be chosen by each party to the dispute and those two arbitrators shall choose the third arbitrator. Each party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other party in connection with the arbitration proceedings. Arbitration shall be the sole, binding, exclusive and final remedy for resolving any dispute between the parties. The arbitrators shall have jurisdiction to determine any claim, including the arbitrability of any claim, submitted to them. The arbitrators may grant any relief authorized by law for any properly established claim. Either party, before or during any arbitration, may apply to a court having jurisdiction for a restraining order or injunction where such relief is necessary to protect its interests. The interpretation and enforceability of this paragraph of this Agreement shall be governed and construed in accordance with the United States Federal Arbitration Act, 9. U.S.C. ss.1, ET SEQ. More specifically, the parties agree to submit to binding arbitration any claims for unpaid wages or benefits, or for alleged discrimination, harassment, or retaliation, arising under Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the National Labor Relations Act, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Executive Retirement Income Security Act, the Civil Rights of 1991, the Family and Medical Leave Act, the Fair Labor Standards Act, Sections 1981 through 1988 of Title 42 of the United States Code, COBRA, and any other federal, state, or local law, regulation, or ordinance, and any common law claims, claims for breach of contract, or claims for declaratory relief. The Executive acknowledges that the purpose and effect of this paragraph is solely to elect private arbitration in lieu of any judicial proceeding he might otherwise have available to his in the event of an employment-related dispute between his and the Company. Therefore, the Executive hereby waives his right to have any such employment-related dispute heard by a court or jury, as the case may be, and agrees that his exclusive procedure to redress any employment-related claims will be arbitration. Company shall pay the arbitration costs changed by HKCC when required to make this section fully enforceable in respect to all claims.

14.             MISCELLANEOUS.

a.              Telephones, stationery, postage, e-mail, the internet and other resources made available to the Executive by the Company, are solely for the furtherance of the Company’s business.

b.              All issues concerning, relating to or arising out of this Agreement and from the Executive’s employment by the Company, including, without limitation, the construction and interpretation of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to that State’s principles of conflicts of law.

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c.              The Executive and the Company agree that any provision of this Agreement deemed unenforceable or invalid may be reformed to permit enforcement of the objectionable provision to the fullest permissible extent. Any provision of this Agreement deemed unenforceable after modification shall be deemed stricken from this Agreement, with the remainder of the Agreement being given its full force and effect.

d.              The Company shall be entitled to equitable relief, including injunctive relief and specific performance as against the Executive, for the Executive’s threatened or actual breach of paragraphs 10, 11 or 12 of this Agreement, as money damages for a breach thereof would be incapable of precise estimation, uncertain, and an insufficient remedy for an actual or threatened breach of paragraphs 10, 11 or 12 of this Agreement. The Executive and the Company agree that any pursuit of equitable relief in respect of paragraphs 10, 11 or 12 of this Agreement shall have no effect whatsoever regarding the continued viability and enforceability of paragraph 13 of this Agreement.

e.              Any waiver or inaction by the Company for any breach of this Agreement shall not be deemed a waiver of any subsequent breach of this Agreement.

f.              The Executive and the Company independently have made all inquiries regarding the qualifications and business affairs of the other which either party deems necessary. The Executive affirms that he fully understands this Agreement’s meaning and legally binding effect. Each party has participated fully and equally in the negotiation and drafting of this Agreement. Each party assumes the risk of any misrepresentation or mistaken understanding or belief relied upon by his or it in entering into this Agreement.

g.              The Company and the Executive agree that the Executive’s obligations to the Company during the Executive’s employment with the Company, as well as any other obligation of the Executive under this Agreement, may be assigned to any successor in interest to the Company or any division or affiliate of the Company in its sole discretion and without additional consideration or prior notice to the Executive, but that nothing requires the Company to do so. The Executive’s obligations under this Agreement are personal in nature and may not be assigned by the Executive to any other person or entity.

h.              The Company and the Executive acknowledge and agree that future alterations to the Executive’s work hours, working title, management or supervisory responsibilities, number of subordinate employees, sales or promotional budgets, reporting relationships within the Company or with businesses affiliated with the Company, management responsibilities or duties, or similar changes or alterations may occur periodically during the Executive’s employment with the Company. The Company and the Executive agree that the Company, in its sole discretion, may implement such alterations or adjustments for any or no reason and that any such action shall not constitute a breach of this Agreement so long as the Company continues to perform its remaining obligations as provided by this Agreement.

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i.              This instrument constitutes the entire Agreement between the parties regarding its subject matter. When signed by all parties, this Agreement supersedes and nullifies all prior or contemporaneous conversations, negotiations, or agreements, oral and written, regarding the subject matter of this Agreement. In any future construction of this Agreement, this Agreement should be given its plain meaning. This Agreement may only be amended only by a writing signed by the Company and the Executive.

j.               Notwithstanding the termination of this Agreement and of the Executive’s employment with the Company for any reason, paragraphs 10, 11 and 12  of this Agreement shall continue in full force and effect in accordance with their terms following such termination.

k.              This Agreement may be executed in counterparts, a counterpart transmitted via facsimile, and all executed counterparts, when taken together, shall constitute sufficient proof of the parties’ entry into this Agreement. The parties agree to execute any further or future documents which may be necessary to allow the full performance of this Agreement. This Agreement contains headings for ease of reference. The headings have no independent meaning.

THE EXECUTIVE STATES THAT HE HAS FREELY AND VOLUNTARILY ENTERED INTO THIS AGREEMENT AND THAT HE HAS READ AND UNDERSTOOD EACH AND EVERY PROVISION THEREOF. THIS AGREEMENT IS EFFECTIVE UPON THE EXECUTION OF THIS AGREEMENT BY BOTH PARTIES.

UNDERSTOOD, AGREED, AND ACCEPTED:

JUN MIN		AMERICAN ORIENTAL BIOENGINEERING, INC.

/s/ JUN MIN	By:	/s/ TONY LIU
Name: JUN MIN		Name: TONY LIU
Title: Chairman and Chief Executive Officer

Date: April 9, 2009		Date: April 9, 2009

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EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of this 9th day of April, 2009,  (the “Effective Date”), between American Oriental Bioengineering, Inc., a Nevada corporation with its principal place of business located at Great International Exchange Square,  25/F Mid Section, 1 Fuhua Rd., Futian District, Shenzhen, Guangdong, PRC 518034 (the “Company”), and Tony Liu, residing at Nangang District, Harbin, China (the “Executive”).

WHEREAS, the business of the Company and its affiliates consists of the development and production of bioengineered products and traditional Chinese medicinal products that combine modern biotechnology and traditional Chinese medical technology, and activities incidental thereto (the “Business”);

WHEREAS, the Company has expended considerable time, effort and resources in the development of certain Confidential Information, as defined in paragraph 10 herein below, which must be maintained as confidential in order to ensure the success of the Business;

WHEREAS, prior to the Effective Date, the Executive has been employed by the Company in the position of, and has been performing the services required of, Chairman and Chief Executive Officer of the Company;

WHEREAS, the Executive and the Company desire to memorialize the terms and conditions of the Executive’s employment by the Company in the position of Chairman and Chief Executive Officer; and

WHEREAS, the Executive has had, prior to the Effective Date, and will continue to have, as of the Effective Date, access to such Confidential Information, as defined in paragraph 10 herein below.

NOW, THEREFORE, in consideration of the covenants and promises contained herein, the compensation and benefits received by the Executive from the Company, and the access given the Executive to the aforesaid Confidential Information, as defined in paragraph 10 herein below, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Company and the Executive agree as follows:

1.           EMPLOYMENT PERIOD. The Company offers to employ the Executive, and the Executive agrees to be employed by the Company, in accordance with the terms and subject to the conditions of this Agreement commencing on the Effective Date and terminating on the first anniversary of the Effective Date (the “Scheduled Termination Date”), unless terminated prior thereto in accordance with the provisions of paragraph 9 herein below. The term of this Agreement shall be automatically renewed for successive one (1) year terms, unless either party gives the other party written notice of its intention not to renew the Agreement no later than 90 days prior to the expiration of the then current term.  A determination by the Company not to renew this Agreement without “Company Cause” shall be deemed a termination of employment for purposes of paragraph 9(d) and the terms thereof shall apply.

2.           POSITION AND DUTIES. During the term of the Executive’s employment hereunder, the Executive will serve in the position, and assume duties and responsibilities consistent with the position of Chairman and Chief Executive Officer unless and until otherwise instructed by the Company. The Executive agrees to devote substantially all of his working time, skill, energy and best business efforts during the term of his employment with the Company. The Executive covenants and agrees that for so long as he is employed by the Company, the Executive shall inform the Company of each and every business opportunity related to the business of the Company of which the Executive becomes aware, and that the Executive will not, directly or indirectly, exploit any such opportunity for the Executive’s own account, nor will the Executive render any services to any other person or business, acquire any interest of any type in any other business or engage in any activities that conflict with the Company’s best interests or which is in competition with the Company.  The Executive affirms that no obligation exists between the Executive and any other entity which would prevent or impede the Executive’s immediate and full performance of every obligation of this Agreement.

3.           HOURS OF WORK. The Executive’s normal days and hours of work shall coincide with the Company’s regular business hours. The nature of the Executive’s employment with the Company requires flexibility in the days and hours that the Executive must work, and may necessitate that the Executive work on other or additional days and hours. The Company reserves the right to require the Executive, and the Executive agrees, to work during other or further days or hours than the Company’s normal business hours.

4.           LOCATION. The principal location of the Executive’s employment with Company shall be the Company’s office located at No. 4018 Jintian Road, Anlian Plaza, 12F Suite B02, Futian, District Shenzhen, PRC 518026. The Company may, in its sole discretion, require the Executive to travel to and reside in, on a temporary, indefinite or permanent basis, in any other location throughout the world in which the Company or any of its affiliates has offices.

5.           BASE SALARY. In consideration of the Executive’s services under this Agreement, the Company shall pay or cause to pay, and the Executive agrees to accept, during the one year period following the Effective Date (the “First Year”), an annual base salary of US$200,000, less all applicable taxes and other appropriate deductions, paid in accordance with the Company’s standard payroll practices.  Following the First Year, the Executive’s base salary shall be reviewed annually by the Compensation Committee of the Board of Directors of the Company. The decision to increase or decrease the Executive’s base salary and the amount of any such increase or decrease are within the sole discretion of the Board of Directors. Nothing contained in this paragraph 5 is intended to be, or should be construed as, a promise or guarantee by the Company to increase the Executive’s base salary.  The Company reserves the right, in its sole discretion, and the Executive hereby acknowledges the Company’s right, to make no such payments or make reduced payments in connection with any periods of unauthorized or unjustified absence from work or in the event that the Executive is unavailable or unable to perform the Executive’s duties for the Company without adequate justification, as determined by the Company in its sole discretion.

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6.           BONUS COMPENSATION.  During the term hereof, the Executive shall have the opportunity to earn an annual performance based bonus equal to up to US$40,000 based upon the Company’s attainment of certain annual net income targets, as set by the Board of Directors in its sole discretion on an annual basis.  Such bonus amount may be increased in the event the annual net income target is exceeded, however, shall not exceed 300% of the annual performance based bonus. The Compensation Committee may, from time to time, also pay such other bonus or bonuses to the Executive as the Compensation Committee, in its sole discretion, deems appropriate.  In order to receive the annual performance based bonus, the Executive must continue to be employed by the Company through the end of the period with respect to which the annual performance bonus has been earned.  The annual performance based bonus will be paid to the Executive at such time as bonuses for the applicable period are regularly paid to senior executives of the Company.

7.           STOCK AWARDS AND STOCK OPTIONS. The Executive shall receive 94,150 shares of the Company's common stock and 60,780 stock options for services to be rendered during the Term.  The exercise price of the stock options is at $4.01 per share, as determined by the Compensation Committee of the Board, equal to the average closing price of the Company's common stock on the five trading days immediately prior to and including April 9, 2009, as reported on Yahoo Finance, on the New York Stock Exchange, or any such securities exchange on which the Company’s common stock is listed or quoted for trading, on April 9, 2009, the date of grant (both the "Stock Awards" and the “Stock Options”).  The Stock Awards and Stock Options shall vest in five equal installments on each April 9 of the first, second, third, fourth and fifth anniversary of the grant, subject to the Executive’s continued employment with the Company on each vesting date, and further to subject to accelerated vesting under the applicable incentive plan, the applicable grant agreement and the terms of this Agreement.  The Stock Awards and Stock Options shall be granted under the Company’s 2006 Equity Incentive Plan and pursuant to the terms of the Company’s standard form of stock award and stock option agreement approved by the Board of Directors.  The Compensation Committee shall determine, on an annual basis, the number of Stock Awards and Stock Options to be granted to the Executive for each renewal period.

8.           REIMBURSEMENT OF EXPENSES. During the term of this Agreement, in accordance with the Company’s expense reimbursement policy, the Executive shall be entitled to reimbursement for reasonable expenses (including, without limitation, reasonable travel expenses) paid or incurred by him, in connection with and related to the performance of his duties and responsibilities hereunder for the Company. All requests by Executive for reimbursement for such expenses must be supported by appropriate invoices, vouchers, receipts or such other supporting documentation in such form and containing such information as the Company may from time to time require, evidencing that the Executive, in fact, incurred or paid said expenses.

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9.           TERMINATION.

a.           DEATH OR RESIGNATION. If the Executive dies or resigns during the term of this Agreement, this Agreement shall automatically terminate on the date of the Executive’s death or resignation and, following the date of the Executive’s death or resignation, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s date of death or resignation, (ii) for any unused accrued and unforfeited vacation, and (iii) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his death or resignation.  The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

b.           DISABILITY. At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company because of the Executive’s “Disability,” by written notice to the Executive. For purposes of this Agreement, “Disability” shall mean, if at the end of any calendar month during the term of this Agreement, the Executive, as a result of mental or physical illness or injury, is or has been unable to perform his duties under this Agreement, with or without reasonable accommodation, for (i) the four (4) preceding consecutive calendar months, or (ii) any 180 days in the previous twelve (12) months. If this Agreement is terminated because of the Executive’s “Disability,” the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the date of termination for “Disability”, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

c.           “CAUSE.” At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company, at any time, for “Company Cause.” For purposes of this Agreement, “COMPANY CAUSE” shall mean: (i) the good faith determination by the Company’s Board of Directors that there has been continued neglect by the Executive of his duties hereunder, or (ii) willful misconduct on the Executive’s part in connection with the performance of his duties hereunder, PROVIDED HOWEVER, that the Executive shall have been given one (1) written notice of such determination by the Company’s Board of Directors of continued neglect or willful misconduct and thereafter the Executive shall not have cured such neglect or willful misconduct to the satisfaction of the Company’s Board of Directors within fifteen (15) days of the Executive’s receipt of such written notice, (iii) the Executive is convicted of or pleads guilty or no contest to a felony or other conduct involving moral turpitude. If this Agreement and the Executive’s employment is terminated for “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to the last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

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d.           TERMINATION BY THE BOARD OF DIRECTORS. At any time during the term of this Agreement, the Board of Directors of the Company, in its sole discretion, may terminate this Agreement and the Executive’s employment with the Company without “Company Cause” by delivering to the Executive written notice. If this Agreement and the Executive’s employment with the Company is terminated without “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (ii) for any unused accrued and unforfeited vacation, (iii) his base salary in effect at the time of his termination in accordance with paragraph 5 hereinabove through the Scheduled Termination Date or renewal period, as the case may be, and (iv) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

10.           CONFIDENTIAL INFORMATION.

a.           The Executive expressly acknowledges that, in the performance of his duties and responsibilities relating to his employment with the Company, he has been exposed and will continue to be exposed to the trade secrets, business and/or financial secrets and confidential and proprietary information of the Company, its affiliates and/or its clients or customers (“Confidential Information”). The term “Confidential Information” means information or material that has actual or potential commercial value to the Company, its affiliates and/or its clients or customers and is not generally known to and is not readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, and includes, without limitation, the following, whether or not expressed in a document or medium, regardless of the form in which it is communicated, whether or not such information is on the Company’s forms, memos, computer disc or tape, or otherwise, whether or not such information is in written or verbal form, and whether or not marked “trade secret” or “confidential” or any similar legend:  (i) sales information, (ii) operations information, (iii) financial information, (iv) administrative information, (v) research information, (vi) customer information, (vii) supplier information, and (viii) any other information concerning the Company, its business, its properties or its affairs that the Company deems to be confidential or that is confidential according to industry practices.

b.           Except as authorized in writing by the Board of Directors, during the term of this Agreement, any renewal periods, and thereafter until such time as any such Confidential Information becomes generally known to and readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, the Executive agrees to keep strictly confidential and not use or disclose, cause to be used or disclosed, or permit to be used or disclosed, to any person or entity and/or for his personal benefit or the benefit to any other person or entity, any Confidential Information.

c.           The Executive agrees that upon termination of his employment with the Company for any reason, he will promptly return to the Company all Confidential Information within his possession or within his power to control, including, without limitation all copies of such Confidential Information, all abstracts of such Confidential Information and any other information containing such Confidential Information in whole or in part.

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d.           The Executive affirms that he did not and does not possess, and has not relied and will not rely upon the protected trade secrets or confidential or proprietary information of the Executive’s prior employer(s) in providing services to the Company.

11.           OWNERSHIP AND ASSIGNMENT OF INVENTIONS.

a.           The Executive acknowledges that, in connection with his duties and responsibilities relating to his employment with the Company, the Executive and/or other employees of the Company working with the Executive, without the Executive or under the Executive’s supervision, may have created, conceived of, made, prepared, worked on or contributed to, and/or may create, conceive of, make, prepare, work on or contribute to, the creation of, or may have been or may be asked by the Company and/or its affiliates or customers to create, conceive of, make, prepare, work on or contribute to the creation of, without limitation, lists, business diaries, business address books, documentation, ideas, concepts, inventions, designs, works of authorship, computer programs, audio/visual works, developments, proposals, works for hire or other materials (“Inventions”). To the extent that any such Inventions related or relate to any actual or reasonably anticipated business of the Company or any of its affiliates or customers, or falls within, is suggested by or results from any tasks assigned to the Executive for or on behalf of the Company or any of its affiliates or customers, the Executive expressly acknowledges that all of his activities and efforts relating to any Inventions, whether or not performed during the Executive’s or the Company’s regular business hours, are within the scope of the Executive’s employment with the Company and that the Company owns all right, title and interest in and to all Inventions, including, to the extent that they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions. The Executive also acknowledges and agrees that the Company owns and is entitled to sole ownership of all rights and proceeds to all Inventions.

b.           The Executive expressly acknowledges and agrees to assign to the Company, and hereby assigns to the Company, all of the Executive’s right, title and interest in and to all Inventions, including, to the extent they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions.

c.           In connection with all Inventions, the Executive agrees to disclose any Invention promptly to the Company and to no other person or entity. The Executive further agrees to execute promptly, at the Company’s request, specific written assignments of the Executive’s right, title and interest in any Inventions, and do anything else reasonably necessary to enable the Company to secure or obtain a copyright, patent, trademark or other form of protection in or for any Invention in the United States or other countries. The Executive further agrees that the Company is not required to designate the Executive as an author of or contributor to any Invention or to secure the Executive’s permission to change or otherwise alter any Invention.

d.           The Executive acknowledges that all rights, waivers, releases and/or assignments granted herein and made by the Executive are freely assignable by the Company and are made for the benefit of the Company and its affiliates, subsidiaries, licensees, successors and assigns.

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e.           The Executive agrees to waive, and hereby does waive, for the benefit of all persons, any and all right, title and interest in the nature of “moral rights” or “droit moral” granted to the Executive in any country in the world.

12.           NON-COMPETITION AND NON-SOLICITATION. Because of the nature of the Company’s Business, and because, as a result of his employment with the Company, the Executive has been and will continue to be exposed to Confidential Information, the Executive acknowledges that the Company would sustain grievous harm in the event that he were to disclose Confidential Information, engage in business activities that compete with the Business, appropriate or divert business or customers of the Company or its affiliates and/or induce employees or consultants of the Company or its affiliates to leave the employment of the Company or its affiliates. The Executive acknowledges that the Company has a legitimate business interest in protecting itself from the aforementioned harm and in the protection and maintenance of the Confidential Information and of the good will and customer relationships of the Company and its affiliates. Therefore, the Executive hereby agrees and covenants to be bound by the non-competition and non-solicitation restrictions set forth herein below, which restrictions the Executive agrees and acknowledges are reasonable and necessary and do not impose undue hardship or burdens on the Executive.

a.           The Executive agrees that, during his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he and his affiliates shall not directly or indirectly own, manage, operate, control, be employed by, consult for, be a shareholder of, be an officer of, participate in, contract with or be connected in any capacity or any manner with any person or entity whose business activities directly or indirectly (whether through related persons, entities or otherwise) compete with the Business anywhere in the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, PROVIDED HOWEVER, that the Executive shall not be prevented from owning an interest in a publicly traded company so long as the fair market value of such interest at the date of acquisition is less than US$100,000.

b.           The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, for any reason, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly recruit, induce, divert, supervise, employ, manage, hire or entice, or cause to be recruited, induced, diverted, supervised, employed, managed, hired or enticed, any employee, consultant or independent contractor of the Company or its affiliates to leave or terminate the employment or other relationship thereof, for any reason.

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c.           The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly appropriate, call on, induce, divert or solicit, or assist another to appropriate, call on, induce, divert or solicit any actual or potential business or customer away from the Company or its affiliates, or attempt to do any of the foregoing, or otherwise induce or attempt to induce any actual or potential business or customer of the Company or its affiliates, to terminate or adversely modify its relationship with the Company or its affiliates, or to enter into a relationship with or conduct business with the Company or its affiliates, which actual or potential business or customer the Executive was involved with or had a relationship with or whose identity became known to the Executive in connection with the Executive’s employment with the Company.

d.           If any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement is held to be invalid, illegal or unenforceable (in whole or in part), such restrictive covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and a court of competent jurisdiction shall have the power to modify, any such restrictive covenant to the extent necessary to render such provision enforceable, and the remaining restrictive covenant shall not be affected thereby.

e.           In the event of a violation of any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement, if the Executive is prevented by a court or arbitrator from committing any further violation, whether by a temporary restraining order, injunction or otherwise, the time periods set forth in paragraphs 12(a), (b) and (c) of this Agreement shall be computed by commencing the periods on the date of the applicable court or arbitrators’ order and continuing them from that date for the full period provided.

f.           The Executive shall have the right to request a waiver of all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement by providing the Company with a written request for such a waiver that contains all relevant details. The Company may, in its sole discretion, waive all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement on such terms and conditions, and to such extent, as it, in its sole discretion, deems appropriate. Such waiver must be in writing.

g.           The parties acknowledge that this Agreement would not have been entered into, that the benefits described in paragraphs 5, 6 and 7 would not have been promised to the Executive by the Company, in the absence of the Executive’s covenants and promises set forth in paragraphs 12(a), (b) and (c) of this Agreement.

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13.           DISPUTE RESOLUTION. The Executive and the Company agree that any dispute or claim, whether based on contract, tort, discrimination, retaliation, or otherwise, relating to, arising from, or connected in any manner with this Agreement or with the Executive’s employment with Company, unless otherwise agreed in a writing signed by both parties, shall be resolved exclusively through final and binding arbitration under the auspices of the Hong Kong Chamber of Commerce (“HKCC”) in accordance with the commercial arbitration rules and supplementary procedures for international commercial arbitration of the HKCC. The arbitration shall be held in Hong Kong. There shall be three arbitrators: one arbitrator shall be chosen by each party to the dispute and those two arbitrators shall choose the third arbitrator. Each party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other party in connection with the arbitration proceedings. Arbitration shall be the sole, binding, exclusive and final remedy for resolving any dispute between the parties. The arbitrators shall have jurisdiction to determine any claim, including the arbitrability of any claim, submitted to them. The arbitrators may grant any relief authorized by law for any properly established claim. Either party, before or during any arbitration, may apply to a court having jurisdiction for a restraining order or injunction where such relief is necessary to protect its interests. The interpretation and enforceability of this paragraph of this Agreement shall be governed and construed in accordance with the United States Federal Arbitration Act, 9. U.S.C. ss.1, ET SEQ. More specifically, the parties agree to submit to binding arbitration any claims for unpaid wages or benefits, or for alleged discrimination, harassment, or retaliation, arising under Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the National Labor Relations Act, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Executive Retirement Income Security Act, the Civil Rights of 1991, the Family and Medical Leave Act, the Fair Labor Standards Act, Sections 1981 through 1988 of Title 42 of the United States Code, COBRA, and any other federal, state, or local law, regulation, or ordinance, and any common law claims, claims for breach of contract, or claims for declaratory relief. The Executive acknowledges that the purpose and effect of this paragraph is solely to elect private arbitration in lieu of any judicial proceeding he might otherwise have available to his in the event of an employment-related dispute between his and the Company. Therefore, the Executive hereby waives his right to have any such employment-related dispute heard by a court or jury, as the case may be, and agrees that his exclusive procedure to redress any employment-related claims will be arbitration. Company shall pay the arbitration costs changed by HKCC when required to make this section fully enforceable in respect to all claims.

14.           MISCELLANEOUS.

a.           Telephones, stationery, postage, e-mail, the internet and other resources made available to the Executive by the Company, are solely for the furtherance of the Company’s business.

b.           All issues concerning, relating to or arising out of this Agreement and from the Executive’s employment by the Company, including, without limitation, the construction and interpretation of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to that State’s principles of conflicts of law.

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c.           The Executive and the Company agree that any provision of this Agreement deemed unenforceable or invalid may be reformed to permit enforcement of the objectionable provision to the fullest permissible extent. Any provision of this Agreement deemed unenforceable after modification shall be deemed stricken from this Agreement, with the remainder of the Agreement being given its full force and effect.

d.           The Company shall be entitled to equitable relief, including injunctive relief and specific performance as against the Executive, for the Executive’s threatened or actual breach of paragraphs 10, 11 or 12 of this Agreement, as money damages for a breach thereof would be incapable of precise estimation, uncertain, and an insufficient remedy for an actual or threatened breach of paragraphs 10, 11 or 12 of this Agreement. The Executive and the Company agree that any pursuit of equitable relief in respect of paragraphs 10, 11 or 12 of this Agreement shall have no effect whatsoever regarding the continued viability and enforceability of paragraph 13 of this Agreement.

e.           Any waiver or inaction by the Company for any breach of this Agreement shall not be deemed a waiver of any subsequent breach of this Agreement.

f.           The Executive and the Company independently have made all inquiries regarding the qualifications and business affairs of the other which either party deems necessary. The Executive affirms that he fully understands this Agreement’s meaning and legally binding effect. Each party has participated fully and equally in the negotiation and drafting of this Agreement. Each party assumes the risk of any misrepresentation or mistaken understanding or belief relied upon by his or it in entering into this Agreement.

g.           The Company and the Executive agree that the Executive’s obligations to the Company during the Executive’s employment with the Company, as well as any other obligation of the Executive under this Agreement, may be assigned to any successor in interest to the Company or any division or affiliate of the Company in its sole discretion and without additional consideration or prior notice to the Executive, but that nothing requires the Company to do so. The Executive’s obligations under this Agreement are personal in nature and may not be assigned by the Executive to any other person or entity.

h.           The Company and the Executive acknowledge and agree that future alterations to the Executive’s work hours, working title, management or supervisory responsibilities, number of subordinate employees, sales or promotional budgets, reporting relationships within the Company or with businesses affiliated with the Company, management responsibilities or duties, or similar changes or alterations may occur periodically during the Executive’s employment with the Company. The Company and the Executive agree that the Company, in its sole discretion, may implement such alterations or adjustments for any or no reason and that any such action shall not constitute a breach of this Agreement so long as the Company continues to perform its remaining obligations as provided by this Agreement.

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i.           This instrument constitutes the entire Agreement between the parties regarding its subject matter. When signed by all parties, this Agreement supersedes and nullifies all prior or contemporaneous conversations, negotiations, or agreements, oral and written, regarding the subject matter of this Agreement. In any future construction of this Agreement, this Agreement should be given its plain meaning. This Agreement may only be amended only by a writing signed by the Company and the Executive.

j.           Notwithstanding the termination of this Agreement and of the Executive’s employment with the Company for any reason, paragraphs 10, 11 and 12  of this Agreement shall continue in full force and effect in accordance with their terms following such termination.

k.           This Agreement may be executed in counterparts, a counterpart transmitted via facsimile, and all executed counterparts, when taken together, shall constitute sufficient proof of the parties’ entry into this Agreement. The parties agree to execute any further or future documents which may be necessary to allow the full performance of this Agreement. This Agreement contains headings for ease of reference. The headings have no independent meaning.

THE EXECUTIVE STATES THAT HE HAS FREELY AND VOLUNTARILY ENTERED INTO THIS AGREEMENT AND THAT HE HAS READ AND UNDERSTOOD EACH AND EVERY PROVISION THEREOF. THIS AGREEMENT IS EFFECTIVE UPON THE EXECUTION OF THIS AGREEMENT BY BOTH PARTIES.

UNDERSTOOD, AGREED, AND ACCEPTED:

TONY LIU		AMERICAN ORIENTAL BIOENGINEERING, INC.

/s/ TONY LIU	By:	/s/ Yanchun Li
Name: TONY LIU		Name: Yanchun Li
Title: Chief Operating Officer and Chief Financial Officer

Date: April 9, 2009		Date: April 9, 2009

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EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of this 9th day of April, 2009,  (the “Effective Date”), between American Oriental Bioengineering, Inc., a Nevada corporation with its principal place of business located at Great International Exchange Square,  25/F Mid Section, 1 Fuhua Rd., Futian District, Shenzhen, Guangdong, PRC 518034 (the “Company”), and Wilfred Chow, residing at New York, New York, USA (the “Executive”).

WHEREAS, the business of the Company and its affiliates consists of the development and production of bioengineered products and traditional Chinese medicinal products that combine modern biotechnology and traditional Chinese medical technology, and activities incidental thereto (the “Business”);

WHEREAS, the Company has expended considerable time, effort and resources in the development of certain Confidential Information, as defined in paragraph 10 herein below, which must be maintained as confidential in order to ensure the success of the Business;

WHEREAS, prior to the Effective Date, the Executive has been employed by the Company in the position of, and has been performing the services required of, Senior Vice President of Finance of the Company;

WHEREAS, the Executive and the Company desire to memorialize the terms and conditions of the Executive’s employment by the Company in the position of  Senior Vice President of Finance; and

WHEREAS, the Executive has had, prior to the Effective Date, and will continue to have, as of the Effective Date, access to such Confidential Information, as defined in paragraph 10 herein below.

NOW, THEREFORE, in consideration of the covenants and promises contained herein, the compensation and benefits received by the Executive from the Company, and the access given the Executive to the aforesaid Confidential Information, as defined in paragraph 10 herein below, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Company and the Executive agree as follows:

1.           EMPLOYMENT PERIOD. The Company offers to employ the Executive, and the Executive agrees to be employed by the Company, in accordance with the terms and subject to the conditions of this Agreement commencing on the Effective Date and terminating on the first anniversary of the Effective Date (the “Scheduled Termination Date”), unless terminated prior thereto in accordance with the provisions of paragraph 9 herein below. The term of this Agreement shall be automatically renewed for successive one (1) year terms, unless either party gives the other party written notice of its intention not to renew the Agreement no later than 90 days prior to the expiration of the then current term.  A determination by the Company not to renew this Agreement without “Company Cause” shall be deemed a termination of employment for purposes of paragraph 9(d) and the terms thereof shall apply.

2.           POSITION AND DUTIES. During the term of the Executive’s employment hereunder, the Executive will serve in the position, and assume duties and responsibilities consistent with the position of Senior Vice President of Finance unless and until otherwise instructed by the Company. The Executive agrees to devote substantially all of his working time, skill, energy and best business efforts during the term of his employment with the Company. The Executive covenants and agrees that for so long as he is employed by the Company, the Executive shall inform the Company of each and every business opportunity related to the business of the Company of which the Executive becomes aware, and that the Executive will not, directly or indirectly, exploit any such opportunity for the Executive’s own account, nor will the Executive render any services to any other person or business, acquire any interest of any type in any other business or engage in any activities that conflict with the Company’s best interests or which is in competition with the Company.  The Executive affirms that no obligation exists between the Executive and any other entity which would prevent or impede the Executive’s immediate and full performance of every obligation of this Agreement.

3.           HOURS OF WORK. The Executive’s normal days and hours of work shall coincide with the Company’s regular business hours. The nature of the Executive’s employment with the Company requires flexibility in the days and hours that the Executive must work, and may necessitate that the Executive work on other or additional days and hours. The Company reserves the right to require the Executive, and the Executive agrees, to work during other or further days or hours than the Company’s normal business hours.

4.           LOCATION. The principal location of the Executive’s employment with Company shall be the Company’s office located at No. 4018 Jintian Road, Anlian Plaza, 12F Suite B02, Futian, District Shenzhen, PRC 518026. The Company may, in its sole discretion, require the Executive to travel to and reside in, on a temporary, indefinite or permanent basis, in any other location throughout the world in which the Company or any of its affiliates has offices.

5.           BASE SALARY. In consideration of the Executive’s services under this Agreement, the Company shall pay or cause to pay, and the Executive agrees to accept, during the one year period following the Effective Date (the “First Year”), an annual base salary of US$1 9 0,000, less all applicable taxes and other appropriate deductions, paid in accordance with the Company’s standard payroll practices.  Following the First Year, the Executive’s base salary shall be reviewed annually by the Compensation Committee of the Board of Directors of the Company. The decision to increase or decrease the Executive’s base salary and the amount of any such increase or decrease are within the sole discretion of the Board of Directors. Nothing contained in this paragraph 5 is intended to be, or should be construed as, a promise or guarantee by the Company to increase the Executive’s base salary.  The Company reserves the right, in its sole discretion, and the Executive hereby acknowledges the Company’s right, to make no such payments or make reduced payments in connection with any periods of unauthorized or unjustified absence from work or in the event that the Executive is unavailable or unable to perform the Executive’s duties for the Company without adequate justification, as determined by the Company in its sole discretion.

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6.           BONUS COMPENSATION.  During the term hereof, the Executive shall have the opportunity to earn an annual performance based bonus equal to up to US$40,000 based upon the Company’s attainment of certain annual net income targets, as set by the Board of Directors in its sole discretion on an annual basis.  Such bonus amount may be increased in the event the annual net income target is exceeded, however, shall not exceed 300% of the annual performance based bonus. The Compensation Committee may, from time to time, also pay such other bonus or bonuses to the Executive as the Compensation Committee, in its sole discretion, deems appropriate.  In order to receive the annual performance based bonus, the Executive must continue to be employed by the Company through the end of the period with respect to which the annual performance bonus has been earned.  The annual performance based bonus will be paid to the Executive at such time as bonuses for the applicable period are regularly paid to senior executives of the Company.

7.           STOCK AWARDS AND STOCK OPTIONS. The Executive shall receive 57,225 shares of the Company's common stock and 36,942 stock options for services to be rendered during the Term.  The exercise price of the stock options is at $4.01 per share, as determined by the Compensation Committee of the Board, equal to the average closing price of the Company's common stock on the five trading days immediately prior to and including April 9, 2009, as reported on Yahoo Finance, on the New York Stock Exchange, or any such securities exchange on which the Company’s common stock is listed or quoted for trading, on April 9, 2009, the date of grant (both the "Stock Awards" and the “Stock Options”).  The Stock Awards and Stock Options shall vest in five equal installments on each April 9 of the first, second, third, fourth and fifth anniversary of the grant, subject to the Executive’s continued employment with the Company on each vesting date, and further to subject to accelerated vesting under the applicable incentive plan, the applicable grant agreement and the terms of this Agreement.  The Stock Awards and Stock Options shall be granted under the Company’s 2006 Equity Incentive Plan and pursuant to the terms of the Company’s standard form of stock award and stock option agreement approved by the Board of Directors.  The Compensation Committee shall determine, on an annual basis, the number of Stock Awards and Stock Options to be granted to the Executive for each renewal period.

8.           REIMBURSEMENT OF EXPENSES. During the term of this Agreement, in accordance with the Company’s expense reimbursement policy, the Executive shall be entitled to reimbursement for reasonable expenses (including, without limitation, reasonable travel expenses) paid or incurred by him, in connection with and related to the performance of his duties and responsibilities hereunder for the Company. All requests by Executive for reimbursement for such expenses must be supported by appropriate invoices, vouchers, receipts or such other supporting documentation in such form and containing such information as the Company may from time to time require, evidencing that the Executive, in fact, incurred or paid said expenses.

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9.           TERMINATION.

a.           DEATH OR RESIGNATION. If the Executive dies or resigns during the term of this Agreement, this Agreement shall automatically terminate on the date of the Executive’s death or resignation and, following the date of the Executive’s death or resignation, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s date of death or resignation, (ii) for any unused accrued and unforfeited vacation, and (iii) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his death or resignation.  The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

b.           DISABILITY. At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company because of the Executive’s “Disability,” by written notice to the Executive. For purposes of this Agreement, “Disability” shall mean, if at the end of any calendar month during the term of this Agreement, the Executive, as a result of mental or physical illness or injury, is or has been unable to perform his duties under this Agreement, with or without reasonable accommodation, for (i) the four (4) preceding consecutive calendar months, or (ii) any 180 days in the previous twelve (12) months. If this Agreement is terminated because of the Executive’s “Disability,” the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the date of termination for “Disability”, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

c.           “CAUSE.” At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company, at any time, for “Company Cause.” For purposes of this Agreement, “COMPANY CAUSE” shall mean: (i) the good faith determination by the Company’s Board of Directors that there has been continued neglect by the Executive of his duties hereunder, or (ii) willful misconduct on the Executive’s part in connection with the performance of his duties hereunder, PROVIDED HOWEVER, that the Executive shall have been given one (1) written notice of such determination by the Company’s Board of Directors of continued neglect or willful misconduct and thereafter the Executive shall not have cured such neglect or willful misconduct to the satisfaction of the Company’s Board of Directors within fifteen (15) days of the Executive’s receipt of such written notice, (iii) the Executive is convicted of or pleads guilty or no contest to a felony or other conduct involving moral turpitude. If this Agreement and the Executive’s employment is terminated for “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to the last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

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d.           TERMINATION BY THE CHIEF EXECUTIVE OFFICER. At any time during the term of this Agreement, the Chief Executive Officer of the Company, in his sole discretion, may terminate this Agreement and the Executive’s employment with the Company without “Company Cause” by delivering to the Executive written notice. If this Agreement and the Executive’s employment with the Company is terminated without “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (ii) for any unused accrued and unforfeited vacation, (iii) his base salary in effect at the time of his termination in accordance with paragraph 5 hereinabove through the Scheduled Termination Date or renewal period, as the case may be, and (iv) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

10.           CONFIDENTIAL INFORMATION.

a.           The Executive expressly acknowledges that, in the performance of his duties and responsibilities relating to his employment with the Company, he has been exposed and will continue to be exposed to the trade secrets, business and/or financial secrets and confidential and proprietary information of the Company, its affiliates and/or its clients or customers (“Confidential Information”). The term “Confidential Information” means information or material that has actual or potential commercial value to the Company, its affiliates and/or its clients or customers and is not generally known to and is not readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, and includes, without limitation, the following, whether or not expressed in a document or medium, regardless of the form in which it is communicated, whether or not such information is on the Company’s forms, memos, computer disc or tape, or otherwise, whether or not such information is in written or verbal form, and whether or not marked “trade secret” or “confidential” or any similar legend:  (i) sales information, (ii) operations information, (iii) financial information, (iv) administrative information, (v) research information, (vi) customer information, (vii) supplier information, and (viii) any other information concerning the Company, its business, its properties or its affairs that the Company deems to be confidential or that is confidential according to industry practices.

b.           Except as authorized in writing by the Board of Directors, during the term of this Agreement, any renewal periods, and thereafter until such time as any such Confidential Information becomes generally known to and readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, the Executive agrees to keep strictly confidential and not use or disclose, cause to be used or disclosed, or permit to be used or disclosed, to any person or entity and/or for his personal benefit or the benefit to any other person or entity, any Confidential Information.

c.           The Executive agrees that upon termination of his employment with the Company for any reason, he will promptly return to the Company all Confidential Information within his possession or within his power to control, including, without limitation all copies of such Confidential Information, all abstracts of such Confidential Information and any other information containing such Confidential Information in whole or in part.

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d.           The Executive affirms that he did not and does not possess, and has not relied and will not rely upon the protected trade secrets or confidential or proprietary information of the Executive’s prior employer(s) in providing services to the Company.

11.           OWNERSHIP AND ASSIGNMENT OF INVENTIONS.

a.           The Executive acknowledges that, in connection with his duties and responsibilities relating to his employment with the Company, the Executive and/or other employees of the Company working with the Executive, without the Executive or under the Executive’s supervision, may have created, conceived of, made, prepared, worked on or contributed to, and/or may create, conceive of, make, prepare, work on or contribute to, the creation of, or may have been or may be asked by the Company and/or its affiliates or customers to create, conceive of, make, prepare, work on or contribute to the creation of, without limitation, lists, business diaries, business address books, documentation, ideas, concepts, inventions, designs, works of authorship, computer programs, audio/visual works, developments, proposals, works for hire or other materials (“Inventions”). To the extent that any such Inventions related or relate to any actual or reasonably anticipated business of the Company or any of its affiliates or customers, or falls within, is suggested by or results from any tasks assigned to the Executive for or on behalf of the Company or any of its affiliates or customers, the Executive expressly acknowledges that all of his activities and efforts relating to any Inventions, whether or not performed during the Executive’s or the Company’s regular business hours, are within the scope of the Executive’s employment with the Company and that the Company owns all right, title and interest in and to all Inventions, including, to the extent that they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions. The Executive also acknowledges and agrees that the Company owns and is entitled to sole ownership of all rights and proceeds to all Inventions.

b.           The Executive expressly acknowledges and agrees to assign to the Company, and hereby assigns to the Company, all of the Executive’s right, title and interest in and to all Inventions, including, to the extent they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions.

c.           In connection with all Inventions, the Executive agrees to disclose any Invention promptly to the Company and to no other person or entity. The Executive further agrees to execute promptly, at the Company’s request, specific written assignments of the Executive’s right, title and interest in any Inventions, and do anything else reasonably necessary to enable the Company to secure or obtain a copyright, patent, trademark or other form of protection in or for any Invention in the United States or other countries. The Executive further agrees that the Company is not required to designate the Executive as an author of or contributor to any Invention or to secure the Executive’s permission to change or otherwise alter any Invention.

d.           The Executive acknowledges that all rights, waivers, releases and/or assignments granted herein and made by the Executive are freely assignable by the Company and are made for the benefit of the Company and its affiliates, subsidiaries, licensees, successors and assigns.

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e.           The Executive agrees to waive, and hereby does waive, for the benefit of all persons, any and all right, title and interest in the nature of “moral rights” or “droit moral” granted to the Executive in any country in the world.

12.           NON-COMPETITION AND NON-SOLICITATION. Because of the nature of the Company’s Business, and because, as a result of his employment with the Company, the Executive has been and will continue to be exposed to Confidential Information, the Executive acknowledges that the Company would sustain grievous harm in the event that he were to disclose Confidential Information, engage in business activities that compete with the Business, appropriate or divert business or customers of the Company or its affiliates and/or induce employees or consultants of the Company or its affiliates to leave the employment of the Company or its affiliates. The Executive acknowledges that the Company has a legitimate business interest in protecting itself from the aforementioned harm and in the protection and maintenance of the Confidential Information and of the good will and customer relationships of the Company and its affiliates. Therefore, the Executive hereby agrees and covenants to be bound by the non-competition and non-solicitation restrictions set forth herein below, which restrictions the Executive agrees and acknowledges are reasonable and necessary and do not impose undue hardship or burdens on the Executive.

a.           The Executive agrees that, during his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he and his affiliates shall not directly or indirectly own, manage, operate, control, be employed by, consult for, be a shareholder of, be an officer of, participate in, contract with or be connected in any capacity or any manner with any person or entity whose business activities directly or indirectly (whether through related persons, entities or otherwise) compete with the Business anywhere in the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, PROVIDED HOWEVER, that the Executive shall not be prevented from owning an interest in a publicly traded company so long as the fair market value of such interest at the date of acquisition is less than US$100,000.

b.           The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, for any reason, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly recruit, induce, divert, supervise, employ, manage, hire or entice, or cause to be recruited, induced, diverted, supervised, employed, managed, hired or enticed, any employee, consultant or independent contractor of the Company or its affiliates to leave or terminate the employment or other relationship thereof, for any reason.

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c.           The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly appropriate, call on, induce, divert or solicit, or assist another to appropriate, call on, induce, divert or solicit any actual or potential business or customer away from the Company or its affiliates, or attempt to do any of the foregoing, or otherwise induce or attempt to induce any actual or potential business or customer of the Company or its affiliates, to terminate or adversely modify its relationship with the Company or its affiliates, or to enter into a relationship with or conduct business with the Company or its affiliates, which actual or potential business or customer the Executive was involved with or had a relationship with or whose identity became known to the Executive in connection with the Executive’s employment with the Company.

d.           If any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement is held to be invalid, illegal or unenforceable (in whole or in part), such restrictive covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and a court of competent jurisdiction shall have the power to modify, any such restrictive covenant to the extent necessary to render such provision enforceable, and the remaining restrictive covenant shall not be affected thereby.

e.           In the event of a violation of any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement, if the Executive is prevented by a court or arbitrator from committing any further violation, whether by a temporary restraining order, injunction or otherwise, the time periods set forth in paragraphs 12(a), (b) and (c) of this Agreement shall be computed by commencing the periods on the date of the applicable court or arbitrators’ order and continuing them from that date for the full period provided.

f.           The Executive shall have the right to request a waiver of all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement by providing the Company with a written request for such a waiver that contains all relevant details. The Company may, in its sole discretion, waive all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement on such terms and conditions, and to such extent, as it, in its sole discretion, deems appropriate. Such waiver must be in writing.

g.           The parties acknowledge that this Agreement would not have been entered into, that the benefits described in paragraphs 5, 6 and 7 would not have been promised to the Executive by the Company, in the absence of the Executive’s covenants and promises set forth in paragraphs 12(a), (b) and (c) of this Agreement.

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13.           DISPUTE RESOLUTION. The Executive and the Company agree that any dispute or claim, whether based on contract, tort, discrimination, retaliation, or otherwise, relating to, arising from, or connected in any manner with this Agreement or with the Executive’s employment with Company, unless otherwise agreed in a writing signed by both parties, shall be resolved exclusively through final and binding arbitration under the auspices of the Hong Kong Chamber of Commerce (“HKCC”) in accordance with the commercial arbitration rules and supplementary procedures for international commercial arbitration of the HKCC. The arbitration shall be held in Hong Kong. There shall be three arbitrators: one arbitrator shall be chosen by each party to the dispute and those two arbitrators shall choose the third arbitrator. Each party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other party in connection with the arbitration proceedings. Arbitration shall be the sole, binding, exclusive and final remedy for resolving any dispute between the parties. The arbitrators shall have jurisdiction to determine any claim, including the arbitrability of any claim, submitted to them. The arbitrators may grant any relief authorized by law for any properly established claim. Either party, before or during any arbitration, may apply to a court having jurisdiction for a restraining order or injunction where such relief is necessary to protect its interests. The interpretation and enforceability of this paragraph of this Agreement shall be governed and construed in accordance with the United States Federal Arbitration Act, 9. U.S.C. ss.1, ET SEQ. More specifically, the parties agree to submit to binding arbitration any claims for unpaid wages or benefits, or for alleged discrimination, harassment, or retaliation, arising under Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the National Labor Relations Act, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Executive Retirement Income Security Act, the Civil Rights of 1991, the Family and Medical Leave Act, the Fair Labor Standards Act, Sections 1981 through 1988 of Title 42 of the United States Code, COBRA, and any other federal, state, or local law, regulation, or ordinance, and any common law claims, claims for breach of contract, or claims for declaratory relief. The Executive acknowledges that the purpose and effect of this paragraph is solely to elect private arbitration in lieu of any judicial proceeding he might otherwise have available to his in the event of an employment-related dispute between his and the Company. Therefore, the Executive hereby waives his right to have any such employment-related dispute heard by a court or jury, as the case may be, and agrees that his exclusive procedure to redress any employment-related claims will be arbitration. Company shall pay the arbitration costs changed by HKCC when required to make this section fully enforceable in respect to all claims.

14.           MISCELLANEOUS.

a.           Telephones, stationery, postage, e-mail, the internet and other resources made available to the Executive by the Company, are solely for the furtherance of the Company’s business.

b.           All issues concerning, relating to or arising out of this Agreement and from the Executive’s employment by the Company, including, without limitation, the construction and interpretation of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to that State’s principles of conflicts of law.

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c.           The Executive and the Company agree that any provision of this Agreement deemed unenforceable or invalid may be reformed to permit enforcement of the objectionable provision to the fullest permissible extent. Any provision of this Agreement deemed unenforceable after modification shall be deemed stricken from this Agreement, with the remainder of the Agreement being given its full force and effect.

d.           The Company shall be entitled to equitable relief, including injunctive relief and specific performance as against the Executive, for the Executive’s threatened or actual breach of paragraphs 10, 11 or 12 of this Agreement, as money damages for a breach thereof would be incapable of precise estimation, uncertain, and an insufficient remedy for an actual or threatened breach of paragraphs 10, 11 or 12 of this Agreement. The Executive and the Company agree that any pursuit of equitable relief in respect of paragraphs 10, 11 or 12 of this Agreement shall have no effect whatsoever regarding the continued viability and enforceability of paragraph 13 of this Agreement.

e.           Any waiver or inaction by the Company for any breach of this Agreement shall not be deemed a waiver of any subsequent breach of this Agreement.

f.           The Executive and the Company independently have made all inquiries regarding the qualifications and business affairs of the other which either party deems necessary. The Executive affirms that he fully understands this Agreement’s meaning and legally binding effect. Each party has participated fully and equally in the negotiation and drafting of this Agreement. Each party assumes the risk of any misrepresentation or mistaken understanding or belief relied upon by his or it in entering into this Agreement.

g.           The Company and the Executive agree that the Executive’s obligations to the Company during the Executive’s employment with the Company, as well as any other obligation of the Executive under this Agreement, may be assigned to any successor in interest to the Company or any division or affiliate of the Company in its sole discretion and without additional consideration or prior notice to the Executive, but that nothing requires the Company to do so. The Executive’s obligations under this Agreement are personal in nature and may not be assigned by the Executive to any other person or entity.

h.           The Company and the Executive acknowledge and agree that future alterations to the Executive’s work hours, working title, management or supervisory responsibilities, number of subordinate employees, sales or promotional budgets, reporting relationships within the Company or with businesses affiliated with the Company, management responsibilities or duties, or similar changes or alterations may occur periodically during the Executive’s employment with the Company. The Company and the Executive agree that the Company, in its sole discretion, may implement such alterations or adjustments for any or no reason and that any such action shall not constitute a breach of this Agreement so long as the Company continues to perform its remaining obligations as provided by this Agreement.

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i.           This instrument constitutes the entire Agreement between the parties regarding its subject matter. When signed by all parties, this Agreement supersedes and nullifies all prior or contemporaneous conversations, negotiations, or agreements, oral and written, regarding the subject matter of this Agreement. In any future construction of this Agreement, this Agreement should be given its plain meaning. This Agreement may only be amended only by a writing signed by the Company and the Executive.

j.           Notwithstanding the termination of this Agreement and of the Executive’s employment with the Company for any reason, paragraphs 10, 11 and 12  of this Agreement shall continue in full force and effect in accordance with their terms following such termination.

k.           This Agreement may be executed in counterparts, a counterpart transmitted via facsimile, and all executed counterparts, when taken together, shall constitute sufficient proof of the parties’ entry into this Agreement. The parties agree to execute any further or future documents which may be necessary to allow the full performance of this Agreement. This Agreement contains headings for ease of reference. The headings have no independent meaning.

THE EXECUTIVE STATES THAT HE HAS FREELY AND VOLUNTARILY ENTERED INTO THIS AGREEMENT AND THAT HE HAS READ AND UNDERSTOOD EACH AND EVERY PROVISION THEREOF. THIS AGREEMENT IS EFFECTIVE UPON THE EXECUTION OF THIS AGREEMENT BY BOTH PARTIES.

UNDERSTOOD, AGREED, AND ACCEPTED:

WILFRED CHOW		AMERICAN ORIENTAL BIOENGINEERING, INC.

/s/ WILFRED CHOW	By:	/s/ TONY LIU
Name: WILFRED CHOW		Name: TONY LIU
Title: Chairman and Chief Executive Officer

Date: April 9, 2009		Date: April 9, 2009

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EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of this 9th day of April, 2009,  (the “Effective Date”), between American Oriental Bioengineering, Inc., a Nevada corporation with its principal place of business located at Great International Exchange Square,  25/F Mid Section, 1 Fuhua Rd., Futian District, Shenzhen, Guangdong, PRC 518034 (the “Company”), and Yanchun Li, residing at Haidian District, Beijing, China (the “Executive”).

WHEREAS, the business of the Company and its affiliates consists of the development and production of bioengineered products and traditional Chinese medicinal products that combine modern biotechnology and traditional Chinese medical technology, and activities incidental thereto (the “Business”);

WHEREAS, the Company has expended considerable time, effort and resources in the development of certain Confidential Information, as defined in paragraph 10 herein below, which must be maintained as confidential in order to ensure the success of the Business;

WHEREAS, prior to the Effective Date, the Executive has been employed by the Company in the position of, and has been performing the services required of, Chief Operating Officer and Chief Financial Officer of the Company;

WHEREAS, the Executive and the Company desire to memorialize the terms and conditions of the Executive’s employment by the Company in the position of  Chief Operating Officer and Chief Financial Officer; and

WHEREAS, the Executive has had, prior to the Effective Date, and will continue to have, as of the Effective Date, access to such Confidential Information, as defined in paragraph 10 herein below.

NOW, THEREFORE, in consideration of the covenants and promises contained herein, the compensation and benefits received by the Executive from the Company, and the access given the Executive to the aforesaid Confidential Information, as defined in paragraph 10 herein below, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Company and the Executive agree as follows:

1.           EMPLOYMENT PERIOD. The Company offers to employ the Executive, and the Executive agrees to be employed by the Company, in accordance with the terms and subject to the conditions of this Agreement commencing on the Effective Date and terminating on the first anniversary of the Effective Date (the “Scheduled Termination Date”), unless terminated prior thereto in accordance with the provisions of paragraph 9 herein below. The term of this Agreement shall be automatically renewed for successive one (1) year terms, unless either party gives the other party written notice of its intention not to renew the Agreement no later than 90 days prior to the expiration of the then current term.  A determination by the Company not to renew this Agreement without “Company Cause” shall be deemed a termination of employment for purposes of paragraph 9(d) and the terms thereof shall apply.

2.           POSITION AND DUTIES. During the term of the Executive’s employment hereunder, the Executive will serve in the position, and assume duties and responsibilities consistent with the position of Chief Operating Officer and Chief Financial Officer unless and until otherwise instructed by the Company. The Executive agrees to devote substantially all of his working time, skill, energy and best business efforts during the term of his employment with the Company. The Executive covenants and agrees that for so long as he is employed by the Company, the Executive shall inform the Company of each and every business opportunity related to the business of the Company of which the Executive becomes aware, and that the Executive will not, directly or indirectly, exploit any such opportunity for the Executive’s own account, nor will the Executive render any services to any other person or business, acquire any interest of any type in any other business or engage in any activities that conflict with the Company’s best interests or which is in competition with the Company.  The Executive affirms that no obligation exists between the Executive and any other entity which would prevent or impede the Executive’s immediate and full performance of every obligation of this Agreement.

3.           HOURS OF WORK. The Executive’s normal days and hours of work shall coincide with the Company’s regular business hours. The nature of the Executive’s employment with the Company requires flexibility in the days and hours that the Executive must work, and may necessitate that the Executive work on other or additional days and hours. The Company reserves the right to require the Executive, and the Executive agrees, to work during other or further days or hours than the Company’s normal business hours.

4.           LOCATION. The principal location of the Executive’s employment with Company shall be the Company’s office located at No. 4018 Jintian Road, Anlian Plaza, 12F Suite B02, Futian, District Shenzhen, PRC 518026. The Company may, in its sole discretion, require the Executive to travel to and reside in, on a temporary, indefinite or permanent basis, in any other location throughout the world in which the Company or any of its affiliates has offices.

5.           BASE SALARY. In consideration of the Executive’s services under this Agreement, the Company shall pay or cause to pay, and the Executive agrees to accept, during the one year period following the Effective Date (the “First Year”), an annual base salary of US$160,000, less all applicable taxes and other appropriate deductions, paid in accordance with the Company’s standard payroll practices.  Following the First Year, the Executive’s base salary shall be reviewed annually by the Compensation Committee of the Board of Directors of the Company. The decision to increase or decrease the Executive’s base salary and the amount of any such increase or decrease are within the sole discretion of the Board of Directors. Nothing contained in this paragraph 5 is intended to be, or should be construed as, a promise or guarantee by the Company to increase the Executive’s base salary.  The Company reserves the right, in its sole discretion, and the Executive hereby acknowledges the Company’s right, to make no such payments or make reduced payments in connection with any periods of unauthorized or unjustified absence from work or in the event that the Executive is unavailable or unable to perform the Executive’s duties for the Company without adequate justification, as determined by the Company in its sole discretion.

6.           BONUS COMPENSATION.  During the term hereof, the Executive shall have the opportunity to earn an annual performance based bonus equal to up to US$30,000 based upon the Company’s attainment of certain annual net income targets, as set by the Board of Directors in its sole discretion on an annual basis.  Such bonus amount may be increased in the event the annual net income target is exceeded, however, shall not exceed 300% of the annual performance based bonus. The Compensation Committee may, from time to time, also pay such other bonus or bonuses to the Executive as the Compensation Committee, in its sole discretion, deems appropriate.  In order to receive the annual performance based bonus, the Executive must continue to be employed by the Company through the end of the period with respect to which the annual performance bonus has been earned.  The annual performance based bonus will be paid to the Executive at such time as bonuses for the applicable period are regularly paid to senior executives of the Company.

7.           STOCK AWARDS AND STOCK OPTIONS. The Executive shall receive 83,160 shares of the Company's common stock and 53,685 stock options for services to be rendered during the Term.  The exercise price of the stock options is at $4.01 per share, as determined by the Compensation Committee of the Board, equal to the average closing price of the Company's common stock on the five trading days immediately prior to and including April 9, 2009, as reported on Yahoo Finance, on the New York Stock Exchange, or any such securities exchange on which the Company’s common stock is listed or quoted for trading, on April 9, 2009, the date of grant (both the "Stock Awards" and the “Stock Options”).  The Stock Awards and Stock Options shall vest in five equal installments on each April 9 of the first, second, third, fourth and fifth anniversary of the grant, subject to the Executive’s continued employment with the Company on each vesting date, and further to subject to accelerated vesting under the applicable incentive plan, the applicable grant agreement and the terms of this Agreement.  The Stock Awards and Stock Options shall be granted under the Company’s 2006 Equity Incentive Plan and pursuant to the terms of the Company’s standard form of stock award and stock option agreement approved by the Board of Directors.  The Compensation Committee shall determine, on an annual basis, the number of Stock Awards and Stock Options to be granted to the Executive for each renewal period.

8.           REIMBURSEMENT OF EXPENSES. During the term of this Agreement, in accordance with the Company’s expense reimbursement policy, the Executive shall be entitled to reimbursement for reasonable expenses (including, without limitation, reasonable travel expenses) paid or incurred by him, in connection with and related to the performance of his duties and responsibilities hereunder for the Company. All requests by Executive for reimbursement for such expenses must be supported by appropriate invoices, vouchers, receipts or such other supporting documentation in such form and containing such information as the Company may from time to time require, evidencing that the Executive, in fact, incurred or paid said expenses.

9.           TERMINATION.

a.           DEATH OR RESIGNATION. If the Executive dies or resigns during the term of this Agreement, this Agreement shall automatically terminate on the date of the Executive’s death or resignation and, following the date of the Executive’s death or resignation, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s date of death or resignation, (ii) for any unused accrued and unforfeited vacation, and (iii) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his death or resignation.  The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

b.           DISABILITY. At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company because of the Executive’s “Disability,” by written notice to the Executive. For purposes of this Agreement, “Disability” shall mean, if at the end of any calendar month during the term of this Agreement, the Executive, as a result of mental or physical illness or injury, is or has been unable to perform his duties under this Agreement, with or without reasonable accommodation, for (i) the four (4) preceding consecutive calendar months, or (ii) any 180 days in the previous twelve (12) months. If this Agreement is terminated because of the Executive’s “Disability,” the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the date of termination for “Disability”, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

c.           “CAUSE.” At any time during the term of this Agreement, the Company may terminate this Agreement and the Executive’s employment with the Company, at any time, for “Company Cause.” For purposes of this Agreement, “COMPANY CAUSE” shall mean: (i) the good faith determination by the Company’s Board of Directors that there has been continued neglect by the Executive of his duties hereunder, or (ii) willful misconduct on the Executive’s part in connection with the performance of his duties hereunder, PROVIDED HOWEVER, that the Executive shall have been given one (1) written notice of such determination by the Company’s Board of Directors of continued neglect or willful misconduct and thereafter the Executive shall not have cured such neglect or willful misconduct to the satisfaction of the Company’s Board of Directors within fifteen (15) days of the Executive’s receipt of such written notice, (iii) the Executive is convicted of or pleads guilty or no contest to a felony or other conduct involving moral turpitude. If this Agreement and the Executive’s employment is terminated for “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or Executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (x) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (y) for any unused accrued and unforfeited vacation, and (z) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to the last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

d.           TERMINATION BY THE CHIEF EXECUTIVE OFFICER. At any time during the term of this Agreement, the Chief Executive Officer of the Company, in his sole discretion, may terminate this Agreement and the Executive’s employment with the Company without “Company Cause” by delivering to the Executive written notice. If this Agreement and the Executive’s employment with the Company is terminated without “Company Cause,” following the Executive’s last date of employment with the Company, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive (i) any earned but unpaid base salary through the Executive’s last date of employment, at the rate then in effect, (ii) for any unused accrued and unforfeited vacation, (iii) his base salary in effect at the time of his termination in accordance with paragraph 5 hereinabove through the Scheduled Termination Date or renewal period, as the case may be, and (iv) subject to paragraph 8 hereinabove, for any unreimbursed business expenses incurred by the Executive prior to his last date of employment with the Company. The Company shall deduct, from all payments made hereunder, all applicable taxes, including income tax, FICA and FUTA, and other appropriate deductions.

10.           CONFIDENTIAL INFORMATION.

a.           The Executive expressly acknowledges that, in the performance of his duties and responsibilities relating to his employment with the Company, he has been exposed and will continue to be exposed to the trade secrets, business and/or financial secrets and confidential and proprietary information of the Company, its affiliates and/or its clients or customers (“Confidential Information”). The term “Confidential Information” means information or material that has actual or potential commercial value to the Company, its affiliates and/or its clients or customers and is not generally known to and is not readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, and includes, without limitation, the following, whether or not expressed in a document or medium, regardless of the form in which it is communicated, whether or not such information is on the Company’s forms, memos, computer disc or tape, or otherwise, whether or not such information is in written or verbal form, and whether or not marked “trade secret” or “confidential” or any similar legend:  (i) sales information, (ii) operations information, (iii) financial information, (iv) administrative information, (v) research information, (vi) customer information, (vii) supplier information, and (viii) any other information concerning the Company, its business, its properties or its affairs that the Company deems to be confidential or that is confidential according to industry practices.

b.           Except as authorized in writing by the Board of Directors, during the term of this Agreement, any renewal periods, and thereafter until such time as any such Confidential Information becomes generally known to and readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers, the Executive agrees to keep strictly confidential and not use or disclose, cause to be used or disclosed, or permit to be used or disclosed, to any person or entity and/or for his personal benefit or the benefit to any other person or entity, any Confidential Information.

c.           The Executive agrees that upon termination of his employment with the Company for any reason, he will promptly return to the Company all Confidential Information within his possession or within his power to control, including, without limitation all copies of such Confidential Information, all abstracts of such Confidential Information and any other information containing such Confidential Information in whole or in part.

d.           The Executive affirms that he did not and does not possess, and has not relied and will not rely upon the protected trade secrets or confidential or proprietary information of the Executive’s prior employer(s) in providing services to the Company.

11.           OWNERSHIP AND ASSIGNMENT OF INVENTIONS.

a.           The Executive acknowledges that, in connection with his duties and responsibilities relating to his employment with the Company, the Executive and/or other employees of the Company working with the Executive, without the Executive or under the Executive’s supervision, may have created, conceived of, made, prepared, worked on or contributed to, and/or may create, conceive of, make, prepare, work on or contribute to, the creation of, or may have been or may be asked by the Company and/or its affiliates or customers to create, conceive of, make, prepare, work on or contribute to the creation of, without limitation, lists, business diaries, business address books, documentation, ideas, concepts, inventions, designs, works of authorship, computer programs, audio/visual works, developments, proposals, works for hire or other materials (“Inventions”). To the extent that any such Inventions related or relate to any actual or reasonably anticipated business of the Company or any of its affiliates or customers, or falls within, is suggested by or results from any tasks assigned to the Executive for or on behalf of the Company or any of its affiliates or customers, the Executive expressly acknowledges that all of his activities and efforts relating to any Inventions, whether or not performed during the Executive’s or the Company’s regular business hours, are within the scope of the Executive’s employment with the Company and that the Company owns all right, title and interest in and to all Inventions, including, to the extent that they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions. The Executive also acknowledges and agrees that the Company owns and is entitled to sole ownership of all rights and proceeds to all Inventions.

b.           The Executive expressly acknowledges and agrees to assign to the Company, and hereby assigns to the Company, all of the Executive’s right, title and interest in and to all Inventions, including, to the extent they exist, all intellectual property rights thereto, including, without limitation, copyrights, patents and trademarks in and to all Inventions.

c.           In connection with all Inventions, the Executive agrees to disclose any Invention promptly to the Company and to no other person or entity. The Executive further agrees to execute promptly, at the Company’s request, specific written assignments of the Executive’s right, title and interest in any Inventions, and do anything else reasonably necessary to enable the Company to secure or obtain a copyright, patent, trademark or other form of protection in or for any Invention in the United States or other countries. The Executive further agrees that the Company is not required to designate the Executive as an author of or contributor to any Invention or to secure the Executive’s permission to change or otherwise alter any Invention.

d.           The Executive acknowledges that all rights, waivers, releases and/or assignments granted herein and made by the Executive are freely assignable by the Company and are made for the benefit of the Company and its affiliates, subsidiaries, licensees, successors and assigns.

e.           The Executive agrees to waive, and hereby does waive, for the benefit of all persons, any and all right, title and interest in the nature of “moral rights” or “droit moral” granted to the Executive in any country in the world.

12.           NON-COMPETITION AND NON-SOLICITATION. Because of the nature of the Company’s Business, and because, as a result of his employment with the Company, the Executive has been and will continue to be exposed to Confidential Information, the Executive acknowledges that the Company would sustain grievous harm in the event that he were to disclose Confidential Information, engage in business activities that compete with the Business, appropriate or divert business or customers of the Company or its affiliates and/or induce employees or consultants of the Company or its affiliates to leave the employment of the Company or its affiliates. The Executive acknowledges that the Company has a legitimate business interest in protecting itself from the aforementioned harm and in the protection and maintenance of the Confidential Information and of the good will and customer relationships of the Company and its affiliates. Therefore, the Executive hereby agrees and covenants to be bound by the non-competition and non-solicitation restrictions set forth herein below, which restrictions the Executive agrees and acknowledges are reasonable and necessary and do not impose undue hardship or burdens on the Executive.

a.           The Executive agrees that, during his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he and his affiliates shall not directly or indirectly own, manage, operate, control, be employed by, consult for, be a shareholder of, be an officer of, participate in, contract with or be connected in any capacity or any manner with any person or entity whose business activities directly or indirectly (whether through related persons, entities or otherwise) compete with the Business anywhere in the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, PROVIDED HOWEVER, that the Executive shall not be prevented from owning an interest in a publicly traded company so long as the fair market value of such interest at the date of acquisition is less than US$100,000.

b.           The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, for any reason, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly recruit, induce, divert, supervise, employ, manage, hire or entice, or cause to be recruited, induced, diverted, supervised, employed, managed, hired or enticed, any employee, consultant or independent contractor of the Company or its affiliates to leave or terminate the employment or other relationship thereof, for any reason.

c.           The Executive agrees that during the period of his employment with the Company and for a period of three (3) years following the termination of his employment with the Company, he will not, within the United States, Canada and the People’s Republic of China, where the Company or its affiliates is engaged in the Business, directly or indirectly appropriate, call on, induce, divert or solicit, or assist another to appropriate, call on, induce, divert or solicit any actual or potential business or customer away from the Company or its affiliates, or attempt to do any of the foregoing, or otherwise induce or attempt to induce any actual or potential business or customer of the Company or its affiliates, to terminate or adversely modify its relationship with the Company or its affiliates, or to enter into a relationship with or conduct business with the Company or its affiliates, which actual or potential business or customer the Executive was involved with or had a relationship with or whose identity became known to the Executive in connection with the Executive’s employment with the Company.

d.           If any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement is held to be invalid, illegal or unenforceable (in whole or in part), such restrictive covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and a court of competent jurisdiction shall have the power to modify, any such restrictive covenant to the extent necessary to render such provision enforceable, and the remaining restrictive covenant shall not be affected thereby.

e.           In the event of a violation of any of the restrictive covenants set forth in paragraphs 12(a), (b) and (c) of this Agreement, if the Executive is prevented by a court or arbitrator from committing any further violation, whether by a temporary restraining order, injunction or otherwise, the time periods set forth in paragraphs 12(a), (b) and (c) of this Agreement shall be computed by commencing the periods on the date of the applicable court or arbitrators’ order and continuing them from that date for the full period provided.

f.           The Executive shall have the right to request a waiver of all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement by providing the Company with a written request for such a waiver that contains all relevant details. The Company may, in its sole discretion, waive all or part of the restrictive covenants contained in paragraphs 12(a), (b) and (c) of this Agreement on such terms and conditions, and to such extent, as it, in its sole discretion, deems appropriate. Such waiver must be in writing.

g.           The parties acknowledge that this Agreement would not have been entered into, that the benefits described in paragraphs 5, 6 and 7 would not have been promised to the Executive by the Company, in the absence of the Executive’s covenants and promises set forth in paragraphs 12(a), (b) and (c) of this Agreement.

13.           DISPUTE RESOLUTION. The Executive and the Company agree that any dispute or claim, whether based on contract, tort, discrimination, retaliation, or otherwise, relating to, arising from, or connected in any manner with this Agreement or with the Executive’s employment with Company, unless otherwise agreed in a writing signed by both parties, shall be resolved exclusively through final and binding arbitration under the auspices of the Hong Kong Chamber of Commerce (“HKCC”) in accordance with the commercial arbitration rules and supplementary procedures for international commercial arbitration of the HKCC. The arbitration shall be held in Hong Kong. There shall be three arbitrators: one arbitrator shall be chosen by each party to the dispute and those two arbitrators shall choose the third arbitrator. Each party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other party in connection with the arbitration proceedings. Arbitration shall be the sole, binding, exclusive and final remedy for resolving any dispute between the parties. The arbitrators shall have jurisdiction to determine any claim, including the arbitrability of any claim, submitted to them. The arbitrators may grant any relief authorized by law for any properly established claim. Either party, before or during any arbitration, may apply to a court having jurisdiction for a restraining order or injunction where such relief is necessary to protect its interests. The interpretation and enforceability of this paragraph of this Agreement shall be governed and construed in accordance with the United States Federal Arbitration Act, 9. U.S.C. ss.1, ET SEQ. More specifically, the parties agree to submit to binding arbitration any claims for unpaid wages or benefits, or for alleged discrimination, harassment, or retaliation, arising under Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the National Labor Relations Act, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Executive Retirement Income Security Act, the Civil Rights of 1991, the Family and Medical Leave Act, the Fair Labor Standards Act, Sections 1981 through 1988 of Title 42 of the United States Code, COBRA, and any other federal, state, or local law, regulation, or ordinance, and any common law claims, claims for breach of contract, or claims for declaratory relief. The Executive acknowledges that the purpose and effect of this paragraph is solely to elect private arbitration in lieu of any judicial proceeding he might otherwise have available to his in the event of an employment-related dispute between his and the Company. Therefore, the Executive hereby waives his right to have any such employment-related dispute heard by a court or jury, as the case may be, and agrees that his exclusive procedure to redress any employment-related claims will be arbitration. Company shall pay the arbitration costs changed by HKCC when required to make this section fully enforceable in respect to all claims.

14.           MISCELLANEOUS.

a.           Telephones, stationery, postage, e-mail, the internet and other resources made available to the Executive by the Company, are solely for the furtherance of the Company’s business.

b.           All issues concerning, relating to or arising out of this Agreement and from the Executive’s employment by the Company, including, without limitation, the construction and interpretation of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to that State’s principles of conflicts of law.

c.           The Executive and the Company agree that any provision of this Agreement deemed unenforceable or invalid may be reformed to permit enforcement of the objectionable provision to the fullest permissible extent. Any provision of this Agreement deemed unenforceable after modification shall be deemed stricken from this Agreement, with the remainder of the Agreement being given its full force and effect.

d.           The Company shall be entitled to equitable relief, including injunctive relief and specific performance as against the Executive, for the Executive’s threatened or actual breach of paragraphs 10, 11 or 12 of this Agreement, as money damages for a breach thereof would be incapable of precise estimation, uncertain, and an insufficient remedy for an actual or threatened breach of paragraphs 10, 11 or 12 of this Agreement. The Executive and the Company agree that any pursuit of equitable relief in respect of paragraphs 10, 11 or 12 of this Agreement shall have no effect whatsoever regarding the continued viability and enforceability of paragraph 13 of this Agreement.

e.           Any waiver or inaction by the Company for any breach of this Agreement shall not be deemed a waiver of any subsequent breach of this Agreement.

f.           The Executive and the Company independently have made all inquiries regarding the qualifications and business affairs of the other which either party deems necessary. The Executive affirms that he fully understands this Agreement’s meaning and legally binding effect. Each party has participated fully and equally in the negotiation and drafting of this Agreement. Each party assumes the risk of any misrepresentation or mistaken understanding or belief relied upon by his or it in entering into this Agreement.

g.           The Company and the Executive agree that the Executive’s obligations to the Company during the Executive’s employment with the Company, as well as any other obligation of the Executive under this Agreement, may be assigned to any successor in interest to the Company or any division or affiliate of the Company in its sole discretion and without additional consideration or prior notice to the Executive, but that nothing requires the Company to do so. The Executive’s obligations under this Agreement are personal in nature and may not be assigned by the Executive to any other person or entity.

h.           The Company and the Executive acknowledge and agree that future alterations to the Executive’s work hours, working title, management or supervisory responsibilities, number of subordinate employees, sales or promotional budgets, reporting relationships within the Company or with businesses affiliated with the Company, management responsibilities or duties, or similar changes or alterations may occur periodically during the Executive’s employment with the Company. The Company and the Executive agree that the Company, in its sole discretion, may implement such alterations or adjustments for any or no reason and that any such action shall not constitute a breach of this Agreement so long as the Company continues to perform its remaining obligations as provided by this Agreement.

i.           This instrument constitutes the entire Agreement between the parties regarding its subject matter. When signed by all parties, this Agreement supersedes and nullifies all prior or contemporaneous conversations, negotiations, or agreements, oral and written, regarding the subject matter of this Agreement. In any future construction of this Agreement, this Agreement should be given its plain meaning. This Agreement may only be amended only by a writing signed by the Company and the Executive.
j.           Notwithstanding the termination of this Agreement and of the Executive’s employment with the Company for any reason, paragraphs 10, 11 and 12  of this Agreement shall continue in full force and effect in accordance with their terms following such termination.

k.           This Agreement may be executed in counterparts, a counterpart transmitted via facsimile, and all executed counterparts, when taken together, shall constitute sufficient proof of the parties’ entry into this Agreement. The parties agree to execute any further or future documents which may be necessary to allow the full performance of this Agreement. This Agreement contains headings for ease of reference. The headings have no independent meaning.

THE EXECUTIVE STATES THAT HE HAS FREELY AND VOLUNTARILY ENTERED INTO THIS AGREEMENT AND THAT HE HAS READ AND UNDERSTOOD EACH AND EVERY PROVISION THEREOF. THIS AGREEMENT IS EFFECTIVE UPON THE EXECUTION OF THIS AGREEMENT BY BOTH PARTIES.

UNDERSTOOD, AGREED, AND ACCEPTED:

YANCHUN LI		AMERICAN ORIENTAL BIOENGINEERING, INC.

/s/ YANCHUN LI	By:	/s/ TONY LIU
Name: YANCHUN LI		Name: TONY LIU
Title: Chairman and Chief Executive Officer

Date: April 9, 2009		Date: April 9, 2009